ZENNIHOME HOLDINGS, INC.

(a Delaware corporation)

Form C

Disclosures in Reg CF Offering

April 28, 2023

TABLE OF CONTENTS

EXHIBIT A	WEFUNDER CAMPAIGN PAGE
EXHIBIT B	RISKS OF INVESTING
EXHIBIT C	FORM OF INVESTMENT AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION OF ZENNIHOME CF LLC
EXHIBIT E	LIMITED LIABILITY COMPANY AGREEMENT OF ZENNIHOME CF LLC
EXHIBIT F	AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT G	VOTING AGREEMENT
EXHIBIT H	CAP TABLE
EXHIBIT I	FINANCIAL STATEMENTS
EXHIBIT J	ADDITIONAL DISCLOSURES

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) – Basic Information About the Company

Name of Company	ZenniHome Holdings, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 8, 2022
Kind of Entity	Corporation
Street Address	1500 N. Desert Paintbrush Rd. Page AZ 86040
Website Address	http://www.zennihome.com

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	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$7,653,369	$ 493,843
Cash & Equivalents	$228,118	$ 32,271
Account Receivable	$50,000	$ 0
Short-Term Debt	Financing leases - current $97,264 Notes payable - current $70,532 Notes payable - related party - current $60,486	$ 200,000
Long-Term Debt	Financing leases $292,173 Notes payable $270,798 Notes payable - related party $20,070	$ 0
Revenues/Sales	$0	$ 0
Cost of Goods Sold	$0	$ 0
Taxes Paid	$0	$ 0
Net Income	Loss ($3,061,256)	Loss ($692,310)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____X_____

NO   _____

Name of SPV	ZenniHome CF LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	April 17, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	4645 North 32nd Street, Suite A-255 Phoenix, AZ 85018

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ZenniHome Holdings, Inc., the name of the SPV is ZenniHome CF LLC. You and all the other Regulation Crowdfunding investors will invest in ZenniHome CF LLC and ZenniHome CF LLC will, in turn, use your money to invest in ZenniHome Holdings, Inc. Hence, ZenniHome CF LLC will be reflected as one investor in ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future.

ZenniHome CF LLC will conduct no business other than to invest in ZenniHome Holdings, Inc.

Although ZenniHome Holdings, Inc. is a corporation, you will be an owner of ZenniHome CF LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ZenniHome Holdings, Inc., not to ZenniHome CF LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Under the Company's governing documents, the Board of Directors has five members, designated as follows:

- The owners of Common Stock, voting as a separate class, have the right to elect four Directors.

- The owners of the Preferred Stock, including the Series A Preferred Stock, voting as a separate class, have the right to elect one Director. As long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. and its affiliates hold at least 640,000 shares of Series Seed Preferred Stock, it will have the right to designate that one Director.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Connie Carras*	Director	2022	Independent Director Founder and CEO CEC Enterprises Consulting
Mindy Rex*	Director	2022	President & CEO Pacific Housing Partners
Robert Worsley*	Director, CEO, Board Chairman	2022	Previously CEO of NZ Legacy and Novo Power
Stephen James*	Director	2022	SVP Community Planning and Design Larry H. Miller Real Estate
Chris Loeffler**	Director	2022	CEO, Caliber Funds

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Trevor Barger	Chief Revenue Officer	2022	CEO, Espiritu Loci

*Elected by holders of Common Stock

**Elected by Caliber

Additional Information About Officers and Directors

Bob Worsley, Founder, CEO and Chairman of the Board

Bob is an accomplished and celebrated entrepreneur, former Arizona State Senator, and author.

Bob became interested in the future of housing while working with a friend in Provo, Utah in 2018 after his retirement from the Arizona Senate. That interest has blossomed into ZenniHome.

Named 1999 Arizona Entrepreneur of the Year and 2018 Legislator of the Year, after his BYU BA degree, Bob began his career in 1980 as a CPA with Price Waterhouse, went on to found SkyMall in 1989, took it public in 1996 and then sold it to Rupert Murdoch's corporate empire in 2001. He then founded NZ Legacy which has been active in real estate, energy and mineral developments since 2002. He built an $80 Million 28MW biomass energy plant in 2008, fueled by the remains of the Rodeo-Chediski fire which burned over 450,000 acres of Arizona forest land in 2002; his company, NovoPower is currently fueled by 15,000 acres per year of forest-thinning and is staffed with over 100 employees and contractors. It operates with a 15% EBITDA per year.

A three term Arizona State Senator, Bob is involved with energy and technology issues, citizen engagement, data collection, and the required infrastructure for future autonomous vehicles. Bob authored the recently published book, "The Horseshoe Virus" which tells his story of being elected to fight for immigrants in Arizona.

Bob has served or serves on Boards of Mesa United Way, Mesa Urban Renewal Lab, United Families, Institute of American Values in NYC, Arizona Aerospace Association, Maricopa County Association of Governments Economic Council, and American Businesses for Immigration Coalition. He has been Scoutmaster to a 36 scout troop, leading an LDS Mission to Uruguay and Paraguay, a decade-long Hispanic congregation leader, as well as numerous other civic, Church, and philanthropic roles.

Trevor Barger, Chief Revenue Officer

Trevor is ZenniHome's CRO. Trevor brings over 20 years of experience in land use planning and design, having worked for both public and private clients at a variety of scales and project types. He is the Founder, Espiritu Loci Incorporated, a land planning and development assistance firm specializing in creating spirited one-of-a-kind settings for life. He has apprenticed under Vern Swaback, Frank Lloyd Wright's last apprentice - an experience that has been influential in his professional development as design cues and the character of place are often driven by the beauty of surrounding forms, colors, and materials.

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Trevor holds a Master of Science in Planning, University of Arizona and a Bachelor of Science in Design with a focus on Housing and Urban Development, Arizona State University.

Stephen James, Board Director

Stephen James serves as ZenniHome Board Director. He is Executive Vice President Planning and Community Design at Larry H. Miller Real Estate and transforming post mining land into Daybreak, a 4,200 acre sustainable, transit oriented, and walkable new town that is striving to stem the negative impacts of sprawl in the Salt Lake Valley and demonstrate an alternate path forward for developers and suburban towns.

Stephen has proven architecture, urban planning & design, and community design & development skills that creates and transforms community development markets with innovative, targeted, smart growth vision and implementation that is based in research. He has previous Architecture design experience with focus on adoption of leading edge technologies, Design West, HGA. He is active in the AIA, CNU, and ULI, often speaking on panels and participating in charrettes aimed at innovation in community planning and neighborhood design.

His work has been recognized in 2011 as the Best Smart Growth Community and Community of the Year at the Best of American Living Awards sponsored by the National Association of Home Builders and he has served as Judge in the 2009 prestigious ULI Gerald Hines competition.

Stephen holds a Masters in Architecture degree, with honors, University of Minnesota, a Bachelor of Science, Architecture and German Studies, University of Utah and an Industrial Design, Brigham Young University.

Chris Loeffler, Board Director

Chris Loeffler founded and has served as the CEO and Chairman of Caliber's Board of Directors since soon after its inception. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company's financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris worked at PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris's clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is the Co-Founder and former Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace, and a Board Director and Treasurer for the Mesa Police Foundation.

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Connie Carras, CPA, CA, GCB.D, CCB.D, Board Director

Connie Carras is an Independent Board Chair and Director, Entrepreneur, and Innovator. She is a trusted, purpose driven Leader who focuses on shaping and leading "Innovation for Good".

Connie chairs the EnerQuality Corporation Board and serves as Director and Risk Committee Chair on the Canlan Sports Inc. (TSX:ICE) Board,. She is the Founder & CEO of CEC Enterprises Consulting, providing strategic innovation and start up advisory in Canada and the US and she is the former partner and Canadian national leader for PwC and IBM's Institutional Investor consulting practices.

Experienced working across Canada, the US, and the UK in Real Estate, Banking, Insurance, and Institutional Investment and leading strategic change using the levers of technology and ESG, Connie is known for bringing together ideas, partnerships, and capital that strategically accelerate industry innovation and its impact. Her clients include Canadian and North American Developers, Lenders, proptech, fintech, and climate tech startups.

Passionate about climate and the environment, the future of housing and DE&I at the governance level, she speaks regularly and consults on how businesses can better address ESG, AI, and transformative technologies in their strategy and governance agendas—especially to see beyond compliance and risk management and to target opportunity.

Mindy Rex, Board Director

Mindy Rex is an affordable housing enthusiast. Mindy is the Managing Director of Originations at CREA LLC and President & CEO for Pacific Housing Partners. She is also the co-founder of AutoVol, the largest housing factory in the USA, located in Boise, Idaho.

Mindy s worked previously with Wells Fargo as VP Community Funding Investment, and VP NOAH, the Network for Oregon Affordable Housing.

Mindy holds a BS from Portland State University in Business Management/Finance.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

The only person who owns 20% or more of the voting power of the Company, immediately before this offering, is The Robert M. Worsley and Christi M. Worsley Revocable Trust, controlled by Robert Worsley, which owns approximately 57% of the Company's voting power.

§227.201(d) – The Company's Business and Business Plan

Overview

The Company is engaged in the business of designing, manufacturing, and selling steel volumetric modular homes. The Company's mission is to help solve the housing crisis in the U.S. with attainably priced, beautifully designed, smart and environmentally considered homes. ZenniHome units are designed with commercialized smart home, green, iOT, WIFI and grid-free tech. The homes can be used on or off-grid with PV power and battery. AWS atmospheric water harvesting and grey and blackwater separation might provide certain environmental water management.

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The Company offers two patent pending standard models, a 320sf Denizen Unit and a 640sf Citizen Unit. These models can be used as homes on their own, as Accessory Dwelling Units (ADUs) or combined horizontally or stacked vertically up to 5 stories over a podium. Homes are built to the dimensions of standard shipping containers so they can be transported easily and without special permit by truck, rail, and ship. The homes are suitable for consumer purchase and use, for developer purchase and use, for government purpose and use and for Navajo housing. The base price for a Denizen Unit is $90,000 and for a Citizen Unit is $125,000. Currently, ZenniHome units are provided fully furnished for move in ease.

ZenniHome's two standard products provide "lego" like flexibility in single, multi-family and community designs. To its knowledge, the Company is unique in the use of smaller spaces made to accommodate multiple living functions with the use of transforming furniture and walls. ZenniHome is also unique in its ability to stack five stories high without additional supports, offering important density options for small and missing middle housing.

The Company offers service partners that offer options for financing and site evaluation, preparation, and installation.

Homes are currently manufactured in Page, AZ, USA, within easy access to abundant and skilled factory labor and a centralized transportation area of 90M population in the US Southwest. Factory produced model homes are available for touring in Mesa, AZ. In 2023, the Company signed a contract for a $10.5M 90 unit multi-family development in Mesa, AZ, scheduled for completion in 2023.

The Company has a 5-member professional Board of Directors with the majority of Directors independent of Company operational roles, and it has a CEO and Founders with decades of real estate and successful start up through IPO experience. Its two co-founders are the leaders in community design in Arizona and Utah. In its startup stage through 2022, the Company raised $6M in Series Seed capital, with Caliber Co as the lead investor.

The Company is currently a Qualified Opportunity Zone Business.

Mission, Vision, and Accomplishments

From Chaos:







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To Zen, and ZenniHome:



Headlines across the US and most of the industrialized nations around the world scream housing shortages and the need for affordable solutions driven by the private sector and supported by government policy.

Solving this problem will require strategic efforts to tackle the many complex issues impacting the industry's ability to provide comprehensive and rapid responses to unmet demand and supply constraints including:

- o labor shortages
- o inflation, supply chain and cost escalation
- o financial attainability
- o technology and business model innovation
- o development risk and capital access
- o under-addressed social issues with populations of indigenous, homeless and those with drug and mental health issues
- o more frequent and more severe climate events requiring emergency response in housing
- o eventual recovery from global conflicts and rebuilding from the destruction caused by these conflicts

ZenniHome entered this market in 2020, determined to think differently, bringing together the leadership practices in manufacturing, technology, business model innovation, and the environment to the surgically re-invent how housing and homes are imagined, created, brought to market and how people live:

- o Why do homes need to be constructed on site, where labor markets are tight, the weather causes delays and material damage that all add to costs?
- o Why do homes need to have single purpose rooms-adding to the costs of construction, financing and operation as well as their environmental impact?
- o How can development risks and costs be better managed to better democratize development and accelerate supply to market?

The answer to the questions led the ZenniHome team to create:

- Beautifully designed, volumetric modular homes, made with steel, offering extraordinary strength to stack, and many resilience and recycling benefits over wood
- Factory produced with the precision of certain advanced manufacturing
- Designed in size and form to allow easy transport
- Two fully factory constructed models, that can be used on their own, or joined horizontally, or stacked vertically up to five storeys without special support structures
- Fully furnished, but transforming interior spaces that take maximum advantage of a smaller overall footprint and saving the construction costs of more square feet
- Energy, water and waste mitigation with off-grid living or with reductions in each of these areas reducing environmental impacts and operating cost affordability

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results:

- A new plant in an AZ Opportunity Zone, setup, staffed, operationally laid out, and producing beautifully designed and state licensed homes
- Validated demand through a soft order pipeline of more than 38,000 units across the B2B, B2C, B2G and B2Navajo (B2N) markets
- A Delaware C. Corp structure and successful $6MM Series Seed Preferred Capital raise led by Caliber Co at a $25MM post-money valuation

In January 2023 the Company signed a $10.5MM contract for a 90 unit, five story above podium development in Mesa, AZ. The Company is now looking to move fully into its growth stage with a $25MM Series A capital raise in 2023 to support its operations and growth potentially through the end of 2025 (based on current assumptions), at which time it might look to additional capital requirements for additional production facilities and next generation automation.

From Concept, to Licensed Design, to Factory Production, Transportation, and in Siting



Model Home in Mesa, AZ, Exterior view



Model Home Mesa, AZ, Interior View


ZENNIHOME

Factory in Page, AZ



FrameCad for Steel Manufacturing



CombiLift for Completed Home


Dining/Office/
Full Bed
Bath
(ADA accessible)
Kitchen
Front Entry/
Covered Stoop
W/D
Fridge
Office/Closet
Patio/Balcony
Living/
King Bed

Citizen Home

Page | **11**

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Financial Projections

Based on current assumptions, the Company expects to generate approximately $24 million of revenue in 2023 and approximately $71 million of revenue in 2024, and to achieve profitability in 2024. However, those estimates are based on "soft" orders that have not yet been booked, among other assumptions. For a more complete list of factors that could cause the Company to fall short of expectations, please see EXHIBIT B: RISKS OF INVESTING.

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A.

§227.201(e) – Number of Employees

The Company currently has 82 employees, full-time and part-time. That number does not include any independent contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – Three Simultaneous Offerings

The Offerings

This Company is conducting three types of offerings at the same time:

1) This offering under Regulation Crowdfunding, which is targeted to non-accredited investors.

2) An offering targeted to accredited investors who are able to take advantage of the tax benefits for "qualified opportunity funds" under section 1400Z-2 of the Internal Revenue Code.

3) An offering targeted to other accredited investors.

The Company is trying to raise a total of up to $25,000,000 combined, in all three offerings.

The securities are the same in all three offerings and are offered for the same price.

In the case of individuals, an "accredited investor" is generally a person:

1) With annual income of at least $200,000;

2) With annual income, together with a spouse, of at least $300,000;

3) With a net worth, either alone or together with a spouse, of at least $1 million, excluding his or her principal residence.

Target Amount and Offering Deadline for Regulation Crowdfunding Offering

The minimum amount the Company is trying to raise in this Regulation Crowdfunding offering – our "target amount" – is $50,000, with a maximum $5,000,000.

If we have not raised at least the target amount by April 29, 2024 – our "offering deadline" – then we will terminate the Regulation Crowdfunding offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we intend to close the offering early, but only if the offering has been publicly available on WeFunder's platform for at least 21 days and we provide at least five days' notice of the new offering deadline. Then we will continue trying to raise money up to our $5,000,000 maximum and have interim "closings" where we transfer the money for Company use.

WeFunder will notify you when and if we reach our target amount.

The Company may terminate the Regulation Crowdfunding offering, or any of the offerings, at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will terminate this Regulation Crowdfunding offering if and when we have received subscriptions for $5,000,000.

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§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$6,750
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$20,000
Materials and Labor for Plant Production	$23,250
TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$3,246,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$500,000
TOTAL	**$5,000,000**

If we raise $2,500,000 in this offering and $12,500,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$166,000
Other Costs of the Offerings (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$10,339,000
Senior Hires	$625,000
Sales, Marketing and Promotion	$1,250,000
TOTAL	**$12,500,000**

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If we raise $5,000,000 in this offering and $25,000,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$21,426,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$2,500,000
TOTAL	**$25,000,000**

§227.201(j) – The Investment Process

To Invest

● Review this Form C and the information about the Company on WeFunder's website;

● If you decide to invest, press the *Invest* button

● Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT C, and which provides, among other things, that you will become a party to the Limited Liability Company Agreement of ZenniHome CF LLC as a "Member" thereunder.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 27, 2024 (48 hours before the offering deadline).

To cancel your investment, go to wefunder.com/portfolio or, if you need assistant, send an email to support@wefunder.com. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on WeFunder's platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then WeFunder will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering shares of its Series A Preferred Stock for $7.114 per share.

The Company believes it is worth $75 million today, immediately before raising capital in the three offerings. With 10,542,547 shares outstanding on a fully-diluted basis, this implies that each share of Preferred Stock is worth $7.114.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's 2022 Stock Incentive Plan are issued and outstanding.

§227.201(m) – Terms of the Securities

Overview

The Company, ZenniHome Holdings, Inc., is offering "securities" in the form of its Series A Preferred Stock.

NOTE TO INVESTORS: As explained above, you will invest in ZenniHome CF LLC, not in the Company directly. You will receive an interest in ZenniHome CF LLC called "Investor Shares" while ZenniHome CF LLC will receive shares of Series A Preferred Stock issued by the Company.

The governing documents of ZenniHome CF LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT D and EXHIBIT E), and the Investor Shares to be issued to you from ZenniHome CF LLC, are intended to put you in the same position as if you had purchased Series A Preferred Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Series A Preferred Stock directly.

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Other Classes of Securities

The Company has outstanding two classes of securities other than the Series A Preferred Stock: Common Stock and Series Seed Preferred Stock.

The respective rights of the Common Stock, the Series Seed Preferred Stock, and the Series A Preferred Stock are described in the Company's Amended and Restated Certificate of Incorporation, attached as EXHIBIT F. We refer to the Series Seed Preferred Stock and the Series A Preferred Stock together as "Preferred Stock."

Conversion of Preferred Stock to Common Stock

The owner of Preferred Stock has the right to convert to Common Stock at any time. Initially the conversion ratio is 1:1 but might be adjusted per the antidilution protection described below.

The Preferred Stock will automatically convert into Common Stock either (i) when and if the Company engages in an underwritten public offering of its Common Stock with total gross offering proceeds to the Company in excess of $30 million, or (ii) with the approval of the owners of a majority of the Preferred Stock.

The conversion ratio is subject to adjustments using a standard "broad-based weighted anti-dilution" formula.

Liquidation Preference

If the Company liquidates or dissolves, the proceeds of such liquidation or dissolution will be distributed as follows:

- First, the owners of Preferred Stock will receive the *greater of*:
    - The price they paid for their Preferred Stock, plus any declared but unpaid dividends; or
    - The amount they would receive had they converted to Common Stock immediately before the liquidation or dissolution.
- Second, any balance will be distributed to the owners of the Common Stock (including former owners of Preferred Stock prior to such liquidation or dissolution event, if they converted to Common Stock).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation for these purposes, thereby triggering payment of the liquidation preferences described above, unless the owners of a majority of the Preferred Stock elect otherwise.

Voting Rights

Each owner of Preferred Stock will be entitled to vote in two ways:

- On any matter where owners of Common Stock are entitled to vote – except for matters where owners of Common Stock are voting as a separate class – each owner of Preferred Stock will be

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entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

- On any matter where owners of Preferred Stock are voting as a separate class, each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

Voting Agreement

The crowdfunding vehicle, ZenniHome CF LLC, will be a party to an agreement captioned "Voting Agreement" by and among the Company (ZenniHome Holdings, Inc.) and certain other parties (the "Voting Agreement"). A copy of the Voting Agreement is attached as EXHIBIT G.

The Voting Agreement does three things:

- It requires all parties to vote for the election of the Board of Directors as described above in "Directors and Officers."

- It requires all parties to vote in favor of increasing the number of shares of Common Stock, so there will be enough shares of Common Stock to accommodate the conversion of the Preferred Stock.

- It requires all parties to vote for the sale of all their stock if the sale is approved by the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class.

In the Limited Liability Company Agreement of ZenniHome CF LLC (EXHIBIT D), each investor in the Regulation Crowdfunding offering is required to vote his, her, or its shares as required by the Voting Agreement.

Right to Dividends

If the Company, in its sole discretion but subject to the approval of the holders of a majority of the then-outstanding Preferred Stock, pays a dividend, each owner of Preferred Stock will be entitled to share in the dividend. However, the Company does not expect to pay dividends for the foreseeable future.

Drag Along Rights

If the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class, propose to sell their stock to a third party (whether pursuant to a merger, stock sale or similar transaction), all remaining stockholders of the Company must join in the sale, even if they disagree with the sale.

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Limits on Transfer

In general, your investment in ZenniHome CF LLC is freely transferable. However, there are several practical obstacles to selling your investment:

● The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

● There will be no ready market for your interest, as there would be for publicly-traded stock.

● By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Preferred Stock may be modified by the Company and holders of a majority of the shares of Preferred Stock.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Protective Provisions

For so long as at least 25% of the initially issued shares of Preferred Stock are outstanding, the consent of owners of a majority of the Preferred Stock is required for any Company action that:

• Alters the rights, powers or privileges of the Preferred Stock adversely;

• Increases or decreases the authorized number of shares of any class or series of capital stock;

• Authorizes or creates (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Preferred Stock;

• Redeems or repurchases any shares of the Common Stock or Preferred Stock, other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost and pursuant to the exercise of any contractual right of repurchase);

• Declares or pays any dividend or otherwise make a distribution to the Preferred Stock or Common Stock;

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- Increases or decreases the size of the Board of Directors;

- Liquidates, dissolves, or winds-up the business and affairs of the Company, effects any liquidation event, or consents, agrees or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Preferred Stock;

- Amends the Company's 2022 Stock Incentive Plan; or

- Enters into or becomes a party to any transaction with any director, officer, or employee of the Company or any associate (as defined in SEC Rule 12b-2 under the Securities Exchange Act of 1934) of any such person.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Preferred Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Subject to the "Protective Provisions" described above, Robert M. Worsley currently controls the Company and its business, as the Company's majority stockholder, the Chairman of the Company's Board of Directors, and its Chief Executive Officer.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Note that the "Protective Provisions" described above may be waived by owners a majority of the Preferred Stock. With the consent of those stockholders, the Company could, among other things:

- Issue a class of securities with rights superior to those of the existing Preferred Stock.

- Enter into transactions with "insiders" on terms you believe are unfair to the Company.

- Change the rights of the Preferred Stock.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

- The risk that you will be out-voted on important questions.

Rights of Security-Holders

The following summarizes the material rights of the Common Stock on one hand and the Preferred Stock on the other hand:

	Common Stock	*Preferred Stock*
Number of Shares Outstanding Immediately Before Offering	4,963,107*	2,400,000
Number of Shares Outstanding Immediately Following Offering, if Company Raises $25M	4,963,107*	5,733,332
Voting Rights	Yes	Yes – see "Voting Rights" above.
Right to Dividends	Yes	Yes
Distributions on Liquidation	Yes, based on the number of shares owned, after the Preferred Stock liquidation preference (if applicable).	Yes – see "Liquidation Preference" above.
Preemptive Rights	No	No
Obligation to Contribute More Capital	No	No
Conversion to Common Stock	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.
Anti-dilution Protection	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.

*In addition to the shares of Common Stock issued and outstanding, the Company has issued options to acquire 2,476,603 shares of Common Stock to employees and others and has reserved options for an additional 702,837 shares of Common Stock, of which options for 114,356 shares of Common Stock have been promised to current Company service providers but not yet formally granted to them.

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NOTE TO INVESTORS: This chart describes the rights of the Common Stock and the Preferred Stock set forth in the Company's Amended and Restated Certificate of Incorporation. As described in the next section, some holders of Preferred Stock have additional rights, granted by contract. Investors in the Regulation Crowdfunding offering will not have these rights.

Cap Table

The ownership of the Company's securities is set forth on EXHIBIT H.

Other Agreements

The Company is a party to two additional agreements with some of its stockholders:

- *Right of First Refusal and Co-Sale Agreement*. This agreement gives investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock two rights: one, the right to buy shares owned by Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) if he (or they) wants to sell them; and two, the right to sell some of their shares if Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) chooses to sell some of his (or theirs).

- *Investors' Rights Agreement.* At the request of stockholders who are party to this agreement and own at least 30% of the Preferred Stock, the Company will register with the SEC, on Form S-1 or, if the Company is otherwise able, on Form S-3, as applicable, the Common Stock owned by such stockholders and the Common Stock owned by any other parties to the agreement who so request. In addition, if the Company itself elects to register its shares with the SEC for public sale, then the stockholders who are a party to this agreement have the right to elect include a portion of their shares in such a sale. In addition, investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock have the right to receive certain information from the Company, including audited annual financial statements, and also have preemptive rights, i.e., the right to participate on a pro rata basis in future issuances of stock.

Neither the crowdfunding vehicle, ZenniHome CF LLC, nor any of the investors in the Regulation Crowdfunding offering will be party to either of these agreements.

Copies of these agreements are available upon request.

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Qualified Opportunity Zones

Under certain circumstances, section 1400Z-2 of the Internal Revenue Code (the U.S. tax code) provides tax benefits to those who invest in companies located in "qualified opportunity zones."

The Company is located in a qualified opportunity zone and accredited investors in one of the other offerings being conducted at the same time as this Regulation Crowdfunding offering will be entitled to the associated tax benefits. However, the Regulation Crowdfunding offering described in this Form C is structured in a way that will *not* allow investors to claim those tax benefits.

This means that if you are an accredited investor and otherwise are qualified for the tax benefits (mainly, you have capital gains to reinvest), you might be better off investing in the other offering rather than in this offering.

§227.201(n) – The Funding Portal

The Company is offering its securities through Wefunder Portal LLC ("WeFunder"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00033, the CIK number is 0001670254, and the CRD number is 283503.

WeFunder does not own any direct or indirect interest in the Company and there is no arrangement for WeFunder to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate WeFunder as follows:

- 6.5% of the offering amount upon a successful fundraise*
- Reimbursement for out-of-pocket third party expenses

WeFunder owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the offering, nor is there any arrangement for WeFunder to acquire an interest.

*WeFunder will refund to the Company any fees attributable to investments of $25,000 or more made by accredited investors with whom the Company had a pre-existing relationship.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements.

As of 12/31/2022 the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of about $1.7 million in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date of Offering	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 2022 through December 2022	Section 4(a)(2) of Securities Act	Preferred Stock	$6,000,000	General Operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name	Relationship to Company	Value of Insider's Interest in Transaction
Salary & Benefits	Annual	Bob Worsley	See Above	$287,500*
Bonus Arrangement	N/A	Bob Worsley	See Above	1.5% of Multi-Family Sales
Operating Line of Credit	03/2023	Bob Worsley	See Above	Credit Line of $2,000,000**
Purchase of Truck	TBD	NZ Legacy	Controlled by Bob Worsley	$43,000
Purchase of Product (Homes) by Caliber	01/2023	Caliber	See Above	$10,500,000
Salary and Benefits	Annual	Trevor Barger	See Above	$276,000*for Half-Time
Bonus Arrangement	N/A	Trevor Barger	See Above	1.5% of Multi-Family Sales
Stock Options – 135,000 Shares of Common Stock Per Year for Three Years	N/A	Trevor Barger	See Above	Unknown
Consulting Arrangement	Current	Connie Carras	See Above	$63,000
Consulting Agreement	Current	Espiritu Loci	Affiliated with Trevor Barger	Unknown
Opportunity Zone Compliance and Indemnification Agreement	N/A	Caliber	See Above	$150,000
Letter Agreement	N/A	Caliber	See Above	Unknown
Director and Officer Indemnification Agreements	Current	Each Director	Directors	Unknown

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*These figures are approximate for 2023. Salaries, bonuses, and benefits are subject to change.

**After accounting for the cost of borrowing, Mr. Worsley does not expect to obtain any net financial benefit from this transaction.

NOTE: Employees, consultants, and others also receive equity-based compensation under the Company's stock incentive plan.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

While the cost of borrowing has increased because of interest rate increases intended to manage inflation and while the banking system has taken some initial liquidity impact from the Silicon Valley Bank and subsequent failures, the housing shortage, housing industry labor shortages, and more attainable pricing ZenniHome offers still make its products attractive in the current market conditions.

In early 2023, ZenniHome signed a contract for 90 ZenniHome units with Caliber Co. as developer. The contract is structured to provide cash advances consistent with the timing of materials acquisition and labor cost of production.

In addition to its 38,000 plus soft orders, the Company has several developers interested in securing production line time and will be charging 5% of the order value to schedule the time.

In 2022, the Company successfully completed a Series Seed capital raise for $6,000,000 at a $25,000,000 post money valuation. It is planning a Series A raise for up to $25 million in 2023.

To support any unplanned short term capital requirements, in early 2023, the Company signed an up $2MM multiple advance promissory note at prime + 2% with interest only payments and balloon principal repayment in one year with the Founder, Mr. Worsley.

The Company plans to raise up to $25,000,000 in total from the sale of its newly-authorized Series A Preferred Stock at a $75,000,000 pre-money valuation to support its future capital requirements. The Company will conduct three offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; and an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors.

Results of Operations

In 2022, ZenniHome acquired and set up a production factory in Page, AZ on the Navajo Nation on the site of the largest decommissioned coal plant in America. Costs of approximately $600,000 incurred to set up water, waste, power, and internet connectivity were spent in 2022 but will be offset against lease payments after a lease is signed with the Navajo Nation. A 75 year lease is in negotiation.

Plant set up for manufacturing was completed in 2022 and in early 2023, the Company completed two model homes now on location in Mesa AZ.

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Major equipment to support manufacturing was purchased in 2022 and equipment finance loans were secured. A FrameCad machine for steel stud manufacturing, a CombiLift to move completed homes onto transportation trucks, and factory forklifts were purchased in 2022.

Factory labor and management positions were staffed from local resources.

The bill of materials was simplified and over 50% reduction in cost was achieved from initial re-shoring of procurement and manufacturing from China.

The Company finalized and received approval for the design of its Citizen and Denizen models with the State of Arizona, Department of Housing

A Chief Revenue Officer was hired in November 2022 to manage a 38,000+ soft order pipeline.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ZenniHome CF LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT I.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on WeFunder's website). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

WeFunder conducted background checks on the principals of the Company (*i.e.*, those covered by this rule). Copies of the background checks are available on request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on WeFunder's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://zennihome.com/invest, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Information

When accredited investors invest through the offerings being conducted at the same time as this Regulation Crowdfunding offering, they and the Company will sign an agreement captioned "Series A Stock Purchase Agreement." As part of this agreement, the Company will make certain disclosures to investors. These disclosures on set forth on EXHIBIT J.

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ZENNIHOME HOLDINGS, INC.

ZENNIHOME CF LLC

Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME HOLDINGS, INC.

DATED: April 27, 2023   By _____

                                                              Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____   April 27, 2023
Robert M. Worsley, Director, CEO, CFO

_____   April 27, 2023
Connie Carras, Director

_____   April 27, 2023
Mindy Rex, Director

_____   April 27, 2023
Stephen James, Director

_____   _____ ___, 2023
Chris Loeffler, Director

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ZENNIHOME HOLDINGS, INC.

ZENNIHOME CF LLC

Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME HOLDINGS, INC.

DATED: _____ ___, 2023   By _____
                                              Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____   _____ ___, 2023
Robert M. Worsley, Director, CEO, CFO

_____   _____ ___, 2023
Connie Carras, Director

_____   _____ ___, 2023
Mindy Rex, Director

_____   _____ ___, 2023
Stephen James, Director

_____   April 27, 2023
Chris Loeffler, Director

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Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ZENNIHOME CF LLC

DATED: April 27, 2023

By: ZenniHome Holdings, Inc.
As Manager

By _____
Robert M. Worsley, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Robert M. Worsley, CEO of Manager

April 27, 2023

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EXHIBIT A

WeFunder Campaign Page

Our Mission

More Zen in your life by transforming the way you buy, build, and live in your home



The current method of building homes is broken

The housing shortage in the U.S. is caused by a number of complex issues



Labor shortages



Inflation & supply chain instability



Affordable & attainable housing options

Since 2000, median home prices in the U.S. have **increased more than 180%**

Avg Home Price Across the United States



Why ZenniHome?



Beautifully-designed, factory-built homes



Made with recycled steel to be more durable and sustainable



Precision-built to 1/32nd" tolerance



Easy to transport



Stack up to 5 stories high and over a retail podium



Curated furnishings to transform space

Better homes, built faster

Steel-Framed

No risk of fire, rust, rot, shrink, warp, or mold

Energy Efficient

Designed to be 86% more efficient than the typical resale home

Furnished

Includes all major appliances, transforming furniture

The housing industry is a huge market, ready for a <u>disruptive moment</u>.



$380 B
$9B
$4.8 B

Total addressable market
Total US eligible housing market

Service addressable market
Serviceable areas nationwide upon launching new production sites

Service obtainable market
Immediate serviceable areas near our Arizona factory

6 years' worth of pre-orders across all market segments



75%
of orders

Developer
Multi-family market rate low-rise and mid-rise developments



22%
of orders

Government
Disaster recovery, workforce and affordable housing



3%
of orders

Consumer
ADU, off-grid, and single-family homes

Numbers based off indicated interest, subject to change

We opened reservations in 2022, and already we have **more than 40,000 units** in our soft order pipeline

Our Page, AZ factory is within 800 miles (one trucking day) of Southwestern USA with a combined population of **90 million**

Our factory is centrally located in the rapidly-growing Southwest



ZenniHome is competitively positioned to build **beautiful, attainable** homes



Less Expensive

Basic design

Sophisticated design

More Expensive

BOXBL

ROOMBUS

ZENNIHOME

CONNECT HOMES®

Stillwater dwellings

method homes

HNMB

bl HOMES

ZenniHome is competitively positioned to build **beautiful, attainable** homes that work not just as an ADU, but for multi-family developments, too

Off-grid, configurable, services, price point

	Transforming	Stackable 3+ stories	Multi-Family Possible	Steel-Frame Construction	Volumetric	Off-grid options	Modular units with unlimited configurations	Permitting, Installation and Financing Services
ZENNIHOME								
BOXABL		✅		❌				🟡✓
HONOMOBO								
CONNECT HOMES								
ROOMBUS / Stillwater dwellings / method homes / Blu HOMES								

ZenniHome is competitively positioned to build **beautiful, attainable** homes that work not just as an ADU, but for multi-family developments, too

Off-grid, configurable, services, price point


Tra
Space
ZENNIHOME
BOXABL
HONOMOBO
CONNECT HOMES
method homes
Stillwater dwellings
HOMES
Volume
tric

Partnerships

We are continuing to build strategic partnerships to deliver the best experience for our customers.





First Colony for ZenniHome Financing

Two **consumer lender options** established

Transportation partnerships established

Negotiations in progress with **installation partners**

Strategic Expansion Discussions

Joint Venture with Navajo Nation

We are working with the Navajo Nation to provide manufacturing and installation of homes on the Navajo Reservation

Pilot Program with Industry Leader

We are finalizing an agreement to work with an industry leader to transform the manufacturing and home assembly process

Product and Industry Innovation

We are committed to continual innovation and improvement of materials, costs and production through our ZenniHomeX division

Factory and Licensing Expansion

We are planning to expand across the country with three new factory locations and state licensing approvals in North America

By ramping production at our Page factory, we believe we can be **profitable in 2024**

Estimated Revenue Projections



We're raising capital to accelerate growth

In the next few years, we plan to do the following:



Expand multi units– ZenCity
Complete 90 units for the first ZenCity multi-family development in Mesa, AZ



Expand Regional Presence
Install homes in high visibility areas across states with immediate interest including Arizona, California, Utah, Colorado and Idaho



Scale Factory Production
By 2027, we plan to be building 3-4 homes per day at 4 factories across the country.

Our Nationally Recognized Team of Industry Experts



Bob Worsley
Chairman, CEO,
Founder



Stephen James
Co-founder,
Board Director



Trevor Barger
FAICP CUD
Chief Revenue Officer



Connie Carras
CPA, CA, GCB.D, CCB.D
CFO, Board Director



Chris Loeffler
Board Director



Mindy Rex
Board Director























Forbes
SkyMall
Sara Lee
pwc
IBM
NAHB National Association of Home Builders
WELLS FARGO
mastercard
Google
Sprint
HELLO FRESH
Blue Apron

Invest in the future of housing!



EXHIBIT B - RISKS OF INVESTING

ZENNIHOME HOLDINGS INC.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying our Series A Preferred Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: Although the Company is producing houses and generating sales and revenue, in many important ways it is still a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

- Raise significant capital;

- Hire and retain qualified personnel;

- Develop effective and cost-effective marketing strategies;

- Manage our growth;

- Implement technology systems;

- Create brand awareness; and

- Develop and implement financial controls.

There is no guaranty we will be able to do any of those things successfully in the long term.

Risk of New Business Model: We believe the construction industry is in need of disruption and that our products fill an urgent need, *i.e.*, that we are building a better mousetrap. The flip side of that coin, however, is that we will be successful only if we can change behavior that has not changed significantly in decades. Although a growing segment, modular construction represents only a small piece of the residential construction market. Further, the houses the Company produces are very small, considered "tiny homes." We must persuade homeowners, developers, municipalities, and other industry participants that our product is better, or at least not worse. Ingrained consumer behavior can be extremely hard to change and there is no guaranty we will be successful.

Competition: The Company will compete with many national, regional, and local companies, with new competitors coming to the market on a regular basis. In addition, large general contractors might develop modular construction expertise in-house. Some of these competitors could have far more resources and staying power than we have, and some might have products better aligned with the market. The fact that we have (we believe) a better mousetrap doesn't mean we will have the best mousetrap, and even if we were to have the best mousetrap, it does not guaranty our business will succeed.

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Challenge of Conducting a Profitable Business at Scale: The Company is currently operating at a loss and expects to continue to do so for at least a year. To become profitable the Company will have to operate at a significantly larger scale, and operating at a significantly larger scale involves many challenges, including gaining greater market acceptance and manufacturing at much greater volume without significantly increasing per-unit costs. Early investors have the potential to earn large rewards but they also take large risk.

Manufacturing Challenges: The COVID-19 pandemic both revealed and created many challenges in the manufacturing sector, many of which are still being felt today. Among other things: unforeseen bottlenecks and delays in the supply chain; constraints on the availability of raw materials and components; sudden and dramatic price increases; and the shortage of skilled labor.

The Company Does Not Have a Long-Term Lease for its Factory: The Company's factory is on land owned by the Navajo Nation pursuant to a lease that expires in December 2023. The Company and the Navajo Nation have negotiated a new, 75-year lease which has been approved by agencies of the Navajo Nation and signed by the Company, but has not yet been signed by the President of the Navajo Nation. Should the discussions fall through without a long-term lease the Company would be required to move its factory, which would entail significant cost and disruption. Further, if the Company is forced to move its factory and cannot find another acceptable location within a qualified opportunity zone, it could also cause the Company to become liable to some investors for the loss of tax benefits. See "RISKS ASSOCIATED WITH OPPORTUNITY ZONE STATUS" below. The Company has identified several other locations within qualified opportunity zones that it believes would be suitable.

Orders the Company Expects to Receive Might Not Materialize: Discussions with prospective customers have led the Company to report what it calls "soft orders," meaning orders it expects to materialize. However, there is no guaranty that all or any of these "soft orders" will turn into actual orders.

Risks of Warranties: The Company will provide warranties to buyers, including warranties on the robotic elements of the homes. If there are material problems or warranty claims it will damage the profitability of the Company and returns to investors.

Risks of Sourcing Outside the U.S.: The Company currently manufactures finished houses at its facilities in Arizona but imports some components from abroad. As a result, the Company will incur substantial shipping charges and could be subject to the imposition of unfavorable tariffs and other unfavorable changes in laws, regulations and taxation.

Rising Interest Rates: Interest rates have risen significantly over the last 12 months as the Federal Reserve has tried to cool down the economy and thereby reduce inflation, which reached a 40-year high. Historically, rising interest have been associated with declines in real estate values and construction spending, as consumers face higher mortgage payments.

Difficulty of Enforcing Patent Protection: The Company has applied for a patent to protect its intellectual property from competitors. While a patent can provide protection, the protection can be illusory in practice. For one thing, the patent might not be approved by the U.S. Patent and Trademark Office, or might be narrowed to the point of insignificance. For another, competitors might avoid infringing on the Company's patent with very slight modifications. For another, patents can be extremely expensive to enforce in court. If a competitor with deep pockets infringes the Company's patent, the Company might simply be unable to afford to stop it.

Risks of Government Regulation: The residential construction business is highly regulated, from local zoning restrictions to environmental consideration to building codes and insurance regulation. Regulations could be issued that restrict use of modular systems or require costly changes to the Company's designs or technology. Any regulation of this kind could have an adverse effect on the Company.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $5,000,000 in this Offering but will begin to spend investor money if we raise as little as $50,000. This figure is arbitrary. If we raise only $50,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company relies on a small management team. If any of these individuals, especially Mr. Worsley, were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the Series A Preferred Stock.

Difficult Capital-Raising Environment: Over the last six months many venture capital funds and angel investors have pulled back and/or become more selective, making it more difficult to raise capital.

The Company Does Not Expect to Pay Dividends for the Foreseeable Future: For the foreseeable future, the Company expects to reinvest any free cash flow back into the business. Hence, investors should not expect to see any cash returns for an extended period of time.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could suffer a significant uninsured loss.

Risks Associated with Preferred Stock: Convertible preferred stock is a useful instrument for startups and their investors, but also carries risks, including these:

- Unlike a debt instrument (*e.g.*, a promissory note), there is no maturity date with convertible preferred stock, *i.e.*, no date when the Company must give your money back.

- Suppose your convertible preferred stock converts to common stock. The Company could later issue a type of stock or other security with rights superior to those of common stock.

- In a liquidation, your convertible preferred stock would be entitled to payment only after all creditors have been paid.

Terms of Series A Preferred Stock Could be Changed: The terms of your Series A Preferred Stock can be changed with the consent of the Company and the holders of a majority of Series A Preferred Stock. Hence, the terms could be changed against your wishes and without your consent.

Securities Laws Risks: This Offering is being conducted under SEC Regulation Reg CF ("Reg CF"). We have conducted other offerings under SEC Regulation D or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors.

Legal Risks Associated with Crowdfunding Vehicles: Investors will invest not in the Company directly but in ZenniHome CF LLC, which is intended to qualify as a "crowdfunding vehicle" (see the discussion in Form C). Because the Company is a corporation and ZenniHome CF LLC is a limited liability company, there is some risk this arrangement does not comply with the SEC's rules. In the case the offering itself would be illegal, the Company could be subject to significant penalties.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those describe here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe the demand for modular housing will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe the demand for modular housing will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Series A Preferred Stock will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Series A Preferred Stock are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the day-to-day management of the Company. You should consider investing only if you are willing to entrust all aspects of the Company's business to our management team.

Restrictions Imposed by Voting Agreement: Every investor will be bound by a Voting Agreement entered into by the Company and its stockholders. Pursuant to the Voting Agreement, investors will be required to vote their shares of Series A Preferred Stock to elect certain individuals as directors, among other things.

Rights Other Investors Might Conflict with Your Interests: The Company has entered into an "Investor Rights Agreement" and a "Right of First Refusal and Co-Sale Agreement" with some of its stockholders. Both those agreements give the stockholders who are party to the agreements certain rights, including the right to certain information from the Company, the right to have their shares "registered" with the SEC in the event the Company undertakes an underwritten public offering of its stock, and the right to participate in certain sales of stock by the principals of the Company. Investors who acquire Series A Preferred Stock in the Reg CF offering do not have any of these rights, and the exercise of these rights by the stockholders who do have them could, in some circumstances, conflict with the interests of Reg CF investors.

Incomplete Offering Information: The Series A Preferred Stock is being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

No Market for the Shares; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Series A Preferred Stock:

- Most important, there will be no public market, meaning you could have a hard time finding a buyer.

- By law, you may not sell your shares for one year except in very limited circumstances.

- To sell your shares you must satisfy certain conditions. For example, you would not be allowed to sell your shares if the sale would violate the laws around crowdfunding.

Taking the obstacles into account, you should plan to own your Series A Preferred Stock until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management time might devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after investors believe it is prudent to do so.

- The interests of investors could also conflict with the interests of other shareholders of the Company.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Series A Preferred Stock. For example:Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

Risks Associated with Qualified Opportunity Zone Status: Some investors have invested, and will invest, in the Company because of its status as a "qualified opportunity zone business" under section 1400Z-

2(d)(3) of the Internal Revenue Code, and the associated tax benefits available to investors. While the Company's status as a qualified opportunity zone business makes it more attractive to some investors, it also creates several risks:

- To remain a qualified opportunity zone business the Company must continue to satisfy certain requirements, such as operating within a designated geographic radius. Operating the business in the manner required to satisfy these requirements might not always be in the best interests of the Company, if it weren't for the tax benefits to investors.

- For investors to obtain the full tax benefits associated with qualified opportunity zones, the Company will be required to remain in business for at least 10 years after the date of investment. As a result, the Company might forego the chance to be sold at an earlier time.

- The Company has agreed to pay damages to the investors who anticipated qualified opportunity zone tax benefits if it fails to remain a qualified opportunity zone business, effectively reimbursing those investors for their lost tax benefits.

NOTE: Investors who purchase Series A Preferred Stock in the Reg CF offering on WeFunder will not be eligible for the tax benefits associated with qualified opportunity zone businesses. For them, the status of the Company as a qualified opportunity zone businesses creates risk without the associated tax benefits. Of course, they do benefit, indirectly, to the extent that its status as a qualified opportunity zone businesses allows the Company to raise capital that it would not have been able to raise otherwise.

EXHIBIT C - FORM OF INVESTMENT AGREEMENT

ZENNIHOME CF LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on [*hyperlink to date signed by Purchaser*] by and between ZenniHome CF LLC, a Delaware limited liability company (the "Company") and [*hyperlink to name*] ("Purchaser").

Background

The Company is offering for sale certain of its securities on www.WeFunder.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

    2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, [*hyperlink to number of shares*] Investor Shares for [*hyperlink to purchase price*] (the "Shares").

    2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

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6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document, including the Company's Limited Liability Company Agreement (the "LLC Agreement") all the other Exhibits.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares, or from the Company buying, holding or selling securities in ZenniHome Holdings, Inc., a Delaware corporation.

6.12.   **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

4884-3936-0084, v. 3

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

4884-3936-0084, v. 3

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for it.

4884-3936-0084, v. 3

9.	**Execution of LLC Agreement**. By signing this Investment Agreement you will also be deemed to have signed the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink. As such, you will become a "Member" and an "Investor" under the LLC Agreement effective when the Company issues your Shares and will be bound by all the terms and conditions of the LLC Agreement.

10.	**Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

11.	**Arbitration**.

11.1.	**Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

11.2.	**Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.	**Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.	**Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.	**No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

4884-3936-0084, v. 3

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at Bret@zennihome.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

4884-3936-0084, v. 3

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

_____
Signature

_____
Name and Title (Entity Investors Only)

ACCEPTED:

ZENNIHOME CF LLC

By: ZenniHome Holdings, Inc.
      As Manager

By   _____
     Robert M. Worsley, CEO

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EXHIBIT D
CERTIFICATE OF FORMATION - ZENNIHOME CF LLC

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION *of*

ZENNIHOME CF LLC

FIRST: The name of the limited liability company is ZenniHome CF LLC.

SECOND: The address of its registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ZenniHome CF LLC this 14th day of April, 2023.

/s/ Bob Worsley__________________
Bob Worsley, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:01 PM 04/17/2023
FILED 02:01 PM 04/17/2023
SR 20231472524 - File Number 7410742

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "ZENNIHOME CF LLC",

FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF APRIL, A.D.

2023, AT 2:01 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7410742 8100

SR# 20231472524

Authentication: 203157029

Date: 04-17-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

**EXHIBIT E – LIMITED LIABILITY COMPANY AGREEMENT OF
ZENNIHOME CF LLC**

ZENNIHOME CF LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "<u>Agreement</u>") is entered into effective on April 17, 2023 by and between ZenniHome CF LLC, a Delaware limited liability company (the "<u>Company</u>"), and ZenniHome Holdings, Inc., a Delaware corporation ("<u>ZenniHome</u>").

Background

I.   ZenniHome intends to engage in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "<u>Reg CF Offering</u>").

II.   ZenniHome has formed the Company to act as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering (a "<u>Crowdfunding Vehicle</u>").

III.   ZenniHome owns all the limited liability company interests of the Company and wishes to set forth its understandings concerning the ownership and operation of the Company in this Agreement, which it intends to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "<u>Act</u>"). The rights and obligations of the members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "ZenniHome CF LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The sole purpose of the Company shall be to (i) acquire, hold, and dispose of shares of the Series A-5 Preferred Stock of ZenniHome in the Reg CF Offering (the "<u>ZenniHome Securities</u>"); (ii) raise capital in the Reg CF Offering, as a co-issuer, by offering to investors ("<u>Investors</u>") its own Investor Shares; and (iii) use all such capital to acquire the ZenniHome Securities and for no other purpose.

1.4.   **No Borrowing**. The Company may not borrow money from any person for any reason.

1.5. **Fiscal Year**. The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of ZenniHome.

1.6. **Members**. As of the date of this Agreement, ZenniHome is the only "member" of the Company within the meaning of 6 Del. C. 18-101(13). When and if the Company issues Investor Shares (i) each Investor who acquires Investor Shares shall be admitted as a member, and (ii) upon the first issuance of Investors Shares, ZenniHome shall cease to be a member. The members of the Company are referred to in this Agreement as "Members."

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS FROM MEMBERS

2.1. **Contribution Upon Purchase of Investor Shares**. Upon the purchase of Investor Shares in the Offering, each Investor shall be deemed to have made a contribution to the capital of the Company (a "Capital Contribution") equal the amount such Investor paid for his, her, or its Investor Shares.

2.2. **Undertakings of ZenniHome**. ZenniHome shall pay directly all costs and expenses associated with the formation, organization, operation, dissolution, and winding up of the Company, as well as the compensation of any person compensated for operating the Company.

2.3. **No Required Contributions**. Following the purchase of Investor Shares, no Member shall have the obligation to contribute any capital to the Company. Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required or permitted to make any loans to the Company;

2.4.4. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.5. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.6. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third Party Beneficiaries**. Any obligation or right of the Members or ZenniHome to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS

3.1.   **Shares**. The limited liability company interests of the Company shall be denominated as Seven Hundred Twelve Thousand Eight Hundred Thirty-Nine (712,839) authorized "Shares," of which Seven Hundred Two Thousand Eight Hundred Thirty-Nine (702,839) are denominated as "Investor Shares" and Ten Thousand (10,000) as "Manager Shares." As of the date of this Agreement, ZenniHome owns all the Manager Shares while the Investor Shares have not yet been issued.

3.2.   **Purchase of Investor Shares**. Each Investor shall receive One (1) Investor Share for each Seven Dollars and Eleven and Four One-Hundredths Cents ($7.114) of such Investor's Capital Contribution. Upon the Company's first sale and issuance of an Investor Share, the Manager Shares shall be cancelled without consideration.

3.3.   **Capital Accounts**. A capital account shall be established and maintained for each Member. The capital account of ZenniHome shall be zero ($0.00). Each Investor's capital account shall initially be credited with his, her, or Capital Contribution. Thereafter, the capital account of an Investor shall be increased by the amount of any additional contributions of the Investor and the amount of income or gain allocated to the Investor and decreased by the amount of any distributions to the Investor and the amount of loss or deduction allocated to the Investor, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **Distributions from ZenniHome**. When and if the Company receives a distribution from ZenniHome, the Company shall promptly distribute the entire amount of such distribution, without deduction, to the Investors based on the number of Investor Shares owned by each.

4.1.2.   **Distributions from Sale of ZenniHome Securities**. If the Company sells the ZenniHome Securities, it shall promptly distribute the entire net proceeds, without deduction, to the Investors based on the number of Investor Shares owned by each.

4.1.3.   **Other Distributions**. Any distributions other than those described in section 4.1.1 and section 4.1.2 shall be made to the Investors on a *pro rata* basis based on the number of Investor Shares owned by each.

4.1.4.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local, or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If an amount paid to an Investor was paid without any required withholding from a distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and/or (ii) if no such subsequent distributions are anticipated, the Member shall, at the request of the Company, promptly reimburse the Company for the amount of withholding that was required to be withheld and remitted to the applicable tax authority. In each case, regarding any amount to be withheld and remitted to an applicable tax authority, the

Company shall promptly remit such amounts, and obtain and provide to the Investor a receipt and/or proof of payment.

4.1.5. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.6. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.3. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members, for book purposes, the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by ZenniHome as the "manager" within the meaning of 6 Del. C. 18-101(12). When acting in that capacity ZenniHome is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. Except as otherwise provided in this section 5.1, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Limitations on Manager**. Notwithstanding section 5.1.2, the Manager shall not take any action that may not be taken by a Crowdfunding Vehicle or omit to take any action required to be taken by a Crowdfunding Vehicle.

5.1.4. **Matters Requiring Consent of Members**. Notwithstanding section 5.1.2, but subject in all cases to section 5.1.5:

(a) The Company shall seek instructions from Investors with regard to the voting of securities of ZenniHome it holds and shall vote such securities only in accordance with such instructions; and

(b) The Company shall seek instructions from Investors with regard to participating in tender or exchange offers or similar transactions conducted by ZenniHome and shall participate in such transactions only in accordance with such instructions.

5.1.5. **Effect of Voting Agreement**.

(a) **In General**. In connection with the Company's purchase of the ZenniHome Securities, the Company shall become a party to an agreement captioned "Voting Agreement" by and among ZenniHome and certain other parties (the "Voting Agreement"), as further described in the Form C of the Company and ZenniHome on www.WeFunder.com (the "Form C"), and will be treated as an "Investor" and "Stockholder" for purposes of such agreement. The Voting Agreement obligates the Company to vote the ZenniHome Securities in a certain manner, including with respect to the appointment and removal of members of the Board of Directors of ZenniHome and with respect to a sale of ZenniHome.

(b) **Obligations of Company and Members**. Notwithstanding section 5.1.2 (i) the Manager shall at all times cause the Company to comply with its obligations under the Voting Agreement, and (ii) each Investor shall at all times vote his, her, or its Investor Shares in a manner consistent with the obligations of the Company under the Voting Agreement. By way of example, if the Company is required to vote its ZenniHome Securities to elect a certain individual as a director of ZenniHome, then each Investor shall vote his, her, or its Investor Shares to elect such individual.

5.2.   **Resignation and Replacement**. A Manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a Manager, a new Manager shall be appointed by Investors holding a majority of the Investor Shares.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.5.   **Reliance of Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

5.6.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.7.   **Compensation of Manager**. The Manager shall not be entitled to compensation for its services as the manager of the Company.

6.   **ARTICLE   SIX: OTHER   BUSINESSES;   INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its shareholders, directors, officers, employees, and agents, each acting within the scope of his, her, or its authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the

Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)   **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f)   **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.2.6. **Exception**. Notwithstanding the foregoing provisions of this section 6.2:

(a) No Member shall be precluded from bringing a claim against a Covered Person if such claim would have been permitted if such Member owned ZenniHome Securities directly; and

(b) No Covered Person shall be entitled to indemnification if indemnification would not have been permitted by ZenniHome itself.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain through no fault of such Member or that such Member is required to disclose by legal process.

6.4. **Assertion of Rights**. Any Investor may, by giving notice to the Manager, direct the Company to assert, on behalf of such Investor, any rights under state and federal law that such Investor would have if such Investor had invested directly in ZenniHome, by purchasing ZenniHome Securities in the Reg CF Offering, rather than through the Company. The Investor directing the Company to assert such rights on such Investor's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Investor had invested in ZenniHome directly.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each material transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Information from Issuer**. The Company shall promptly provide to each Investor any information the Company receives from ZenniHome with respect to the ZenniHome Securities or the securities of ZenniHome into which the ZenniHome Securities are converted, including but not limited to all disclosures, reports, and other information.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information, or to inspect the books and records, of the Company for a *bona fide* business purpose, the following procedure shall be followed: (i) such Member shall notify the Manager in writing, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after receiving such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* business purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant, agrees to maintain the confidentiality of any Company information to which access is provided and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Members or any information regarding the Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member (and or its authorized representative) to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to access any trade secrets of the Company, ZenniHome, or their respective affiliates, or any other information the Manager deems highly sensitive and confidential, including without limitation any information regarding ZenniHome's stockholders.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.5. **Exception**. Notwithstanding the foregoing provisions of this section 7.5, an Investor shall have no less access to the records of the Company than he, she, or it would have access to the records of ZenniHome if he, she, or its owned ZenniHome Securities directly.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement or otherwise with respect to the Company shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.6.2. **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS**

8.1. **In General**. Subject to section 8.2 and section 8.6, an Investor may transfer all or any portion of his, her, or its Investor Shares (the "Transferred Shares"), with or without consideration.

8.2. **Transfers to Competitors**. Notwithstanding section 8.1, Investor Shares may not be transferred, directly or indirectly, if the transferee or any affiliate of the transferee is engaged in the modular home or building/structure manufacturing business. For these purposes, an "affiliate" means any person who, directly or indirectly, controls, is controlled by or is under common control with the transferee.

8.3. **Rights of Assignee**. Until and unless a person who is a transferee of Investor Shares is admitted to the Company as Member pursuant to section 8.4, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.4. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

8.4.1.   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

8.4.2.   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

8.4.3.   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

8.4.4.   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 (the "Securities Act") or any applicable state securities laws, (ii) the transfer will not violate any of the requirements applicable to Crowdfunding Vehicles, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; provided, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.5.   **Involuntary Withdrawal Investor**. Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of an Investor, neither the Company nor the Manager shall have the obligation to purchase the Investor Shares owned by such Investor, nor shall such Investor have the obligation to sell his, her, or its Investor Shares. Instead, the legal successor of such Investor shall become an assignee of the Investor pursuant to section 8.3, subject to all of the terms and conditions of this Agreement.

8.6.   **IPO Lock-Up**. If ZenniHome conducts an underwritten public offering of its securities under the Securities Act ("IPO"), then for a period specified by ZenniHome and the managing underwriter (such period not to exceed one hundred eighty (180) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions, no Investor shall (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Investor Shares; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Investor Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities, in cash, or otherwise. The foregoing provisions of this section 8.6 (x) shall apply only to the IPO, (y) shall not apply to the sale of any Investor Shares to an underwriter pursuant to an underwriting agreement, or the transfer of any Investor Shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and (z) shall be applicable to Investors only if all officers and directors of ZenniHome are subject to the same restrictions and ZenniHome uses commercially reasonable efforts to obtain a similar agreement from all its stockholders individually owning more than one percent (1%) of ZenniHome's outstanding securities. The underwriters in connection with the IPO are intended third-party beneficiaries of this section 8.6 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this section 8.6 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Investors subject to such agreements, based on the number of securities subject to such agreements.

8.7. **Termination**. The provisions of this Article Eight shall terminate upon the first to occur of (i) a sale or other disposition of all or substantially all of the business or assets of ZenniHome, including but not limited to upon a merger or similar acquisition (and not bona fide financing) transaction following which the persons who control ZenniHome immediately before the transaction have less than fifty percent (50%) of the aggregate voting power of the resulting entity; (ii) the liquidation of ZenniHome; or (iii) an IPO, except that section 8.6 shall remain in effect following an IPO.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the dissolution of ZenniHome, or (ii) the sale or other disposition of all of the ZenniHome Securities. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor, with power and authority to act in the name and on behalf of each such Investor, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions, including without limitation, any consent, document or agreement necessary in order for the Company to comply with, and otherwise avoid breaching, any of the Company's obligations under the Voting Agreement.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by an through one or more of the officers of the Manager for each of the Investors by the signature of the Manager acting as attorney-in-fact for all of the Investors, together with a list of all Investors executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor of all or any portion of his, her or its Investor Shares except that, where the assignee of the Investor Shares owned by the Investor has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Investor a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor.

10.4.   **Restrictions**. Nothing in this section 10 shall be construed in a manner that violates 17 CFR §270.3a-9.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5. An amendment that adds to Manager's own obligations or responsibilities;

11.1.6. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of ZenniHome;

11.1.7. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940, as amended;

11.1.8. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.9. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11. A change that the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9.

11.1.12. An amendment that conforms to the Form C used in the Offering;

11.1.13. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.14. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or would reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the then outstanding Investor Shares.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of provisions of this section 11.3;

11.3.2. An amendment that would require any Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the Percentage Interests, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least ten (10) days.

12. ARTICLE TWELVE: MISCELLANEOUS

12.1. **Interpretation**. This Agreement is intended to comply with the requirements of 17 CFR §270.3a-9 and shall be construed accordingly. The parties acknowledge ambiguities in the interpretation and property application of 17 CFR §270.3a-9 and intend for all such ambiguities to be resolved in favor of compliance.

12.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that such electronic mail was not received into the recipient's inbox), to the principal business address of ZenniHome as set forth on the ZenniHome Form C, if to the Company, to the email address of a Member provided by such Member at the time of investment, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.3. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Dropbox, or other means.

12.4. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.5. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.6. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.7. **Third-Party Beneficiaries**. ZenniHome, in its capacity as issuer of the ZenniHome Securities, is an intended third-party beneficiary of this Agreement and shall have the right to enforce the provisions hereof, without regard to whether it is then serving as the manager of the Company. Otherwise, this Agreement is made for the sole benefit of the parties and no other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.8. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.9. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.10. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.11. **Execution by Members**. It is anticipated that this Agreement will be executed by each Investor through the execution of a separate agreement captioned "Investment Agreement" pursuant to which such Investor purchases his, her, or its respective Investor Shares.

12.12. **Legal Representation**. The Company and the Manager have been represented by Lex Nova Law LLC and Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") in connection with the preparation of this Agreement. Each Member (i) represents that such Member has not been represented by Lex Nova Law LLC or WilmerHale in connection with the preparation of this Agreement, (ii) agrees that Lex Nova Law LLC and WilmerHale may represent the Company and/or the Manager in the event of a dispute involving such Member, and (iii) acknowledges that such Member has been advised to seek separate counsel in connection with this Agreement.

12.13. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.14. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ZENNIHOME CF LLC

By: ZenniHome Holdings, Inc.
As Manager

By _____
Robert M. Worsley, CEO

ZENNIHOME HOLDINGS, INC.

By _____
Robert M. Worsley, CEO

EXHIBIT F

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF ZENNIHOME HOLDINGS, INC.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ZENNIHOME HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

ZenniHome Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

        1. That the name of this corporation is ZenniHome Holdings, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 8, 2022 under the name ZenniHome Holdings, Inc.

        2. That ZenniHome Holdings, Inc. has been organized for purposes of being a "qualified opportunity zone business", as defined in Section 1400Z-2(d)(3) of the Internal Revenue Code of 1986, as amended.

        3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

        RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

        FIRST: The name of this corporation is ZenniHome Holdings, Inc. (the "**Corporation**").

        SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

        THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

        FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 14,700,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 5,914,196 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

2,400,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", and 3,514,196 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. As used herein, the term "**Preferred Stock**" used without references to the Series Seed Preferred Stock and/or Series A Preferred Stock means collectively the shares of Series Seed Preferred Stock and Series A Preferred Stock, share for share alike and without distinction as to series.

1.   <u>Dividends</u>.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on

Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) of such series of Preferred Stock; <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this <u>Section **Error! Reference source not found.**</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $2.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock, and with respect to the Series A Preferred Stock, $7.114 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall, on a pari-passu basis, be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall, on a pari-passu basis, be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Preferred Liquidation Amount(s)**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this <u>Subsection 2.1</u>, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the shares of Preferred Stock then outstanding (voting on an as-converted basis) (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Provided, however, that (x) a transaction shall not constitute a Deemed Liquidation Event if its sole purpose is to change the state of this Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this Corporation's securities immediately prior to such transaction and (y) a bona fide equity financing for the primary purpose of raising capital will not constitute a Deemed Liquidation Event.

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2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Liquidation Amount for such series of Preferred Stock (for each share of such series of Preferred Stock, as modified below in this Subsection 2.3.2(b), the "**Redemption Price**"). Prior to the distribution or redemption provided for in this Section 2, the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business, including payment of payables then due. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock for such amounts, then the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds based on the respective amounts that would otherwise be payable in respect of such shares of Preferred Stock to be redeemed if the Available Proceeds were sufficient to redeem all such shares and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders.

(c)   With respect to any redemption pursuant to Subsection 2.3.2(b), the Corporation shall deliver written notice to each holder of Preferred Stock (each a "**Redemption Notice**") which shall state: (A) the number of shares of Preferred Stock held by the holder that the Corporation will redeem; (B) the date for redemption and amount to be paid to such holder; and (C) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d)   On or before any date upon which any redemption pursuant to Subsection 2.3.2(b) shall occur (each a "**Redemption Date**"), each holder of shares of Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof.

(e)   If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

2.3.3   <u>Amount Deemed Paid or Distributed</u>. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the Preferred Director (as defined below); provided, however, that: (i) if the applicable transaction agreement specifies the value of such securities (or a mechanism for determining such value), then such securities issued or distributed shall be valued as set forth in the transaction agreement; (ii) with respect to such securities not subject to investment letter or other similar restrictions on free marketability covered by the following clause (iii): (A) if such securities are traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty (30)-day period ending three (3) days prior to the closing of such Deemed Liquidation Event; and (B) if such securities are not traded on a securities exchange, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors, including the Preferred Director; and (iii) the method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in subclause (A) or (B) of the foregoing clause (ii) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors, including the Preferred Director.

2.3.4   <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to <u>Subsection 2.3.1(a)(i)</u>, unless otherwise approved by the Requisite Holders, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Subsections 2.1</u> and <u>2.2</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any

Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2   Election of Directors. The size of the Board of Directors shall be fixed at five (5) directors, each of whom shall be elected as follows: (i) the holders of record of shares of Preferred Stock exclusively and voting together as a single class on an as converted basis, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"), and (ii) the holders of record of shares of Common Stock exclusively and voting together as a single class on an as converted basis, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting or such vacancy is filled pursuant to the last sentence in this Subsection 3.2; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

3.3   Preferred Stock Protective Provisions. At any time when at least 1,478,549 shares of Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1   alter the rights, powers or privileges of the Preferred Stock set forth in this Amended and Restated Certificate or the Bylaws of the Corporation, in a way that adversely affects the Preferred Stock;

3.3.2   increase or decrease the authorized number of shares of any class or series of capital stock;

3.3.3   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

3.3.4   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares at the original cost thereof and pursuant to the exercise of any contractual right of repurchase);

3.3.5   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

3.3.6   increase or decrease the number of directors of the Corporation;

3.3.7   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 3.3;

3.3.8   amend Corporation's 2022 Stock Incentive Plan, including any increase to the number of shares of Common Stock of the Corporation reserved for issuance thereunder, or approve any new comparable form of equity incentive plan, in each case unless approved by the Preferred Director; or

3.3.9   enter into or be a party to any transaction with any director, officer, or employee of the Corporation or any associate (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) of such share of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price and the rate at which shares of Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the Redemption Date, unless the applicable Redemption Price of such shares is not fully paid on such Redemption Date, in which case the Conversion Rights for shares not redeemed shall continue until such Redemption Price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Subsection 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation, including the Preferred Director. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock, and corresponding number of shares of Preferred Stock in general, accordingly.

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4.3.4　No Further Adjustment.　Upon any such conversion, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made for any declared but unpaid dividends on such series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5　Taxes.　The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4.　The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4　Adjustments to Conversion Price for Diluting Issues.

4.4.1　Special Definitions.　For purposes of this Article Fourth, the following definitions shall apply:

(a)　"**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)　"**Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c)　"**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)　"**Additional Shares of Common Stock**" with respect to a series of Preferred Stock shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)　shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii)　shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii)　shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided (A) such issuance is pursuant to the terms of such Option or Convertible Security and (B) either (x) the Option or Convertible Security, under which the shares of Common Stock are issued, was (1) issued and outstanding as of the Original Issue Date or (2) at the time of the issuance thereof, an Exempted Security pursuant to the other clauses of this definition or (y) the issuance of such Option or Convertible Security, under which the shares of Common Stock are issued, was approved by the Board of Directors, including the Preferred Director;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction in each case entered into primarily for non-equity financing purposes and approved by the Board of Directors, including the Preferred Director;

(vi)   shares of Common Stock, Options or Convertible Securities issued to persons or entities with whom the Corporation has a business relationship, entered into primarily for non-equity financing purposes and approved by the Board of Directors, including the Preferred Director;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors, including the Preferred Director; or

(viii)   shares of Common Stock sold to the public in a Qualified Public Offering.

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made to a series of Preferred Stock as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, such applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price of a series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of

Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b)   "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration.   For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property. Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both cash and property, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of <u>Subsection 4.4.4</u>, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

        4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of a series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

        4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

        (1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

        (2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

        4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of

Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of a series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price of such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

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(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such Deemed Liquidation Event, reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such Deemed Liquidation Event, reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation (a "**Qualified Public Offering**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any

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certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

      6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption or acquisition.

      7.   Waiver. Except as otherwise set forth herein, (i) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein that are generally applicable to all series of Preferred Stock may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and (ii) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

      8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

      FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

      SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, and subject to Subsection 3.2 of Article Fourth, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

      SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

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EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and

Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

4. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this ___ day of April, 2023.

By:_____
Bob Worsley, Chief Executive Officer

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EXHIBIT G - VOTING AGREEMENT

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this [_____] day of April, 2023, by and among ZenniHome Holdings, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series Seed Preferred Stock, $0.00001 par value per share ("**Series Seed Preferred Stock**") and Series A Preferred Stock, $0.00001 par value per share ("**Series A Preferred Stock**" and together with the Series Seed Preferred Stock, collectively, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

<u>RECITALS</u>

A.   Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into that certain Series A Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Company's Series A Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B.   The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "**Preferred Director**") and (b) the holders of record of the shares of common stock, $0.00001 par value per share, of the Company ("**Common Stock**"), exclusively and as a separate class, shall be entitled to elect four (4) directors of the Company (the "**Common Directors**").

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted with respect to certain matters.

NOW, THEREFORE, the parties hereby agree as follows:

1.   <u>Voting Provisions Regarding Board of Directors.</u>

1.1   <u>Size of the Board</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors and may be increased only with the written consent of Investors holding Preferred Stock representing a majority of the shares of Common Stock issuable upon conversion of the then outstanding shares of Preferred Stock. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without

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limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a)   as the Common Directors, four (4) persons designated from time to time by the holders of a majority of the then outstanding shares of Common Stock, voting exclusively and as a separate class, who shall initially be Bob Worsley, Connie Carras, Stephen James and Mindy Rex; and

(b)   as the Preferred Director, for so long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. ("**Caliber**") and its Affiliates hold at least 640,000 shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), one (1) person designated from time to time by Caliber, who shall initially be Chris Loeffler.

To the extent that any of clauses (a) and (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above. For purposes of this Agreement, the term "Person" shall mean any individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Subsection 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of the shares of stock, entitled under Subsection 1.2 or 1.3 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director or occupy such Board seat pursuant to Subsection 1.2 is no longer so entitled to designate or approve such director or occupy such Board seat;

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

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(c)   upon the request of any party entitled to designate a director as provided in Subsection 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder or any Affiliate of any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. For purposes of this Agreement, a Person shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right; Sale Rights.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (voting together as a single class on an as-converted basis) (the "**Selling Investors**"), (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) (collectively with the Selling Investors, the "**Electing Holders**"); and (iii) the Board, approve a Sale of the Company in writing, specifying that this Section **Error! Reference source not found.** shall apply to such transaction, then, subject to the satisfaction of each of the conditions set forth in Subsection 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in

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favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and purchase agreement, merger agreement, indemnity agreement, escrow agreement, any consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company or (ii) asserting any claim or commencing any suit challenging the Sale of the Company or this Agreement or the consummation of the transactions contemplated thereby;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933 (as amended, the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or

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similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) such Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of such Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by such Stockholder have been duly executed by such Stockholder and delivered to the acquirer and are enforceable against such Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of such Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which such Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to such Stockholder;

(b)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale (in accordance with the provisions of the Restated Certificate);

(d)   liability shall be limited to such Stockholder's applicable pro rata share (based on the respective proportion of proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares held by Key Holders (the "**Key Holder Shares**") or the Shares held by Investors (the "**Investor Shares**"), as applicable, pursuant to this Subsection 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable; and

(f) subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of such Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least five (5) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof (excluding, for the avoidance of doubt, the initial vote by the Electing Holders described in clause (i) of the preamble to Subsection 3.2 that triggers the parties' obligations under Section 3), and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an

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injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

        4.4   <u>Remedies Cumulative</u>. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

        5.   <u>"Bad Actor" Matters</u>.

        5.1   <u>Definitions</u>. For purposes of this Agreement:

        (a)   "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

        (b)   "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

        (c)   "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

        (d)   "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

        5.2   <u>Representations</u>. For purposes of this Agreement:

        (a)   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

        (b)   The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any

Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3 <u>Covenants</u>. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in <u>Section 1</u>, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. <u>Term</u>. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction) (an "**IPO**"); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, <u>provided</u> that the provisions of <u>Section 3</u> hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of <u>Section 3</u> with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with <u>Subsection 7.8</u> below.

7. <u>Miscellaneous</u>.

7.1 <u>Additional Parties</u>.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of shares of Series A Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as <u>Exhibit A</u>, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in <u>Subsection 7.1(a)</u> above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or

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converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, or with respect to options, as a condition to the exercise of such options, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto or in the Company's records, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, it shall be sent to 1500 North Navajo Generating Station Road, Page, AZ 86040, Attention: CEO and a required copy (which shall not constitute notice) shall also be sent to Wilmer Cutler Pickering Hale & Dorr LLP, 2600 El Camino Real, Suite 400, Palo Alto, CA 94306, Attn: John W. Rockwell, Esq.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing

7.8   Consent Required to Amend, Modify, Terminate or Waive.   This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the holders of a majority of the then outstanding shares of Common Stock held by Key Holders (other than those issued or issuable upon conversion of the shares of Preferred Stock); and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder, as the case may be, without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

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(c)   Schedule A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of any Series A Purchase Agreement (as defined below) to add information regarding Additional Purchasers (as defined below) without the consent of the other parties hereto;

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; and

(e)   Subsection 1.2(b) and this Subsection 7.8(e) may not be amended, modified, terminated or waived without the prior written consent if Caliber for so long as Caliber and its Affiliates hold at least 640,000 shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party hereto that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

For purposes of this Agreement, "**Additional Purchaser**" means any purchaser of shares of Series A Preferred Stock pursuant to a Series A Purchase Agreement who is not initially a party hereto as an Investor on the effective date of this Agreement; and "**Series A Purchase Agreement**" means each of the Purchase Agreement, and any other Series A Preferred Stock Purchase Agreement, pursuant to which the Company sells and issues Series A Preferred Stock to purchasers thereof.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severabililty. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

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7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, that certain Series Seed Preferred Stock Investment Agreement, dated March 30, 2022, by and among the Company and certain Investors parties thereto, shall be deemed terminated in its entirety and shall be of no further forcer or effect, except as provided in clause (z) of Section 8.11 thereof.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares or the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16 <u>Dispute Resolution</u>. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party will bear its own costs in respect of any disputes arising under this Agreement.

EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 <u>Costs of Enforcement</u>. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 <u>Aggregation of Stock</u>. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY:

ZENNIHOME HOLDINGS, INC.

By: _____
Name: Bob Worsley
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

KEY HOLDERS:

ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST, DATED JULY 28, 1988 AS AMENDED

By:_____
Name: Bob Worsley
Title: Trustee

By:_____
Name: Christi Worsley
Title: Trustee

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

CALIBER TAX-ADVANTAGED OPPORTUNITY ZONE FUND, L.P.

By: Caliber O-Zone Fund Manager, LLC its General Partner

By: _____
Name: John C. Loeffler II
Title: Authorized Person

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST, DATED JULY 28, 1988 AS AMENDED

By: _____
Name: Bob Worsley
Title: Trustee

By: _____
Name: Christi Worsley
Title: Trustee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Ryan Ainsworth

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

MERRELL & ASSOCIATES LLC

By: _____
Name: David Merrell
Title: Owner

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

TTB VENTURES LLC

By: _____
Name: Trevor Barger
Title: Managing Member

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: David L. Binsfeld

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Vernon Erb

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Mary Slawson

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

DAVID NEILSON AND LESLIE NEILSON

_____
Name: David Neilson

_____
Name: Leslie Neilson

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Sean G. Davis

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____
Name: Travis Devashrayee

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

TDQ PSP HOLDINGS LLC

By: _____
Name: Teofilo B. DeQuina Jr.
Title: Manager

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

CANYON RETREATS LLC

By: _____
Name: Teofilo B. DeQuina Jr.
Title: Manager

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

CIRCLE OF GRATITUDE FOUNDATION

By: _____
Name: Ginger Harris
Title: President

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

_____

Name: Connie Carras

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

THE CLAWSON FAMILY FOUNDATION

By:_____
Name: Travis Clawson
Title: Trustee

By:_____
Name: Brooke Clawson
Title: Trustee

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IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTOR:

TCLAWX LLC

By: _____
Name: Travis Clawson
Title: Manager

SCHEDULE A

INVESTORS

Caliber Tax-Advantaged Opportunity Zone Fund, L.P.
8901 E. Mountain View Road, Suite 150
Scottsdale, AZ 85258
invest@caliberfunds.co

Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1988, as amended
1205 E. South Temple Street
Salt Lake City, UT 84103
bob@bobworsley.com

Ryan Ainsworth
8735 E. Joshua Tree Lane
Scottsdale, AZ 85250
ryanainsworth82@gmail.com

Merrell & Associates LLC
1421 N. 36th Drive
Show Low, AZ 85901
dmerrell11@gmail.com

TTB Ventures LLC
728 W. 9th Street
Tempe, AZ 8528
trevor.barger@gmail.com

David L. Binsfeld
5152 E. Pinchot Ave.
Phoenix, AZ 85018
daveb@generalsouthwest.com

Vernon Erb
589 Preserve Lane
Grand Junction, CO 81507
vern1047@hotmail.com

Mary Slawson
600 Harrison Blvd.
Ogden, UT 84404
mslawson@proxiontax.com

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David Neilson and Leslie Neilson
11162 North 5550 West
Highland, UT 84003
lneilson1@gmail.com

Sean G. Davis
1091 Eaglewood Loop
North Salt Lake, UT 84054
seangordondavis@gmail.com

Travis Devashrayee
14165 Mountain Quail Road
Salinas, CA 93908
travdrayee@gmail.com

TDQ PSP Holdings, LLC
PO Box 5644
Scottsdale, AZ 85261
tdq@qiara.net

Canyon Retreats LLC
PO Box 5644
Scottsdale, AZ 85261
tdq@qiara.net

Circle of Gratitude Foundation
6581 W. 10030 N.
Highland, UT 84003
gingerharris.realestate@gmail.com

Connie Carras
146 Prince Edward Drive
Toronto, Ontario, Canada
M8Y 3W5
connie.carras@cecenterprises.com

The Clawson Family Foundation
1471 De Tracey Stret
San Jose, CA 95128
tclawjr81@gmail.com

TCLAWX LLC
1471 De Tracey Street
San Jose, CA 95128
tclawjr81@gmail.com

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SCHEDULE B

KEY HOLDERS

Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1988 as amended

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 202__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of _____ __, 2023 (the "**Agreement**"), by and among ZenniHome Holdings, Inc., a Delaware corporation (the "**Company**") and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") **[** or options, warrants, or other rights to purchase such Stock (the "**Options**")**]**, for one of the following reasons (Check the correct box):

> As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

> As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

> As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

> In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **ZENNIHOME HOLDINGS, INC.**

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Address: _____ By: _____

_____ Title: _____

Name	Common Stock	Series Seed Preferred Stock	Total	%	Stock Plan Increase	Series A Preferred Stock	Total	%
EXHIBIT H - CAP TABLE								
			ZenniHome Holdings, Inc.					
			Current - Pre-Closing			**Series A Financing**		
Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1988 as amended	4,963,107	614,660	5,577,767	55.78%			5,577,767	39.68%
Other Common Stock Holders								
Caliber Tax-Advantaged Opportunity Zone Fund, L.P.		1,280,000	1,280,000	12.80%			1,280,000	9.11%
Other Series Seed Preferred Stock Holders		505,340	505,340	5.05%			505,340	3.60%
2022 Stock Incentive Plan								
Issued Shares/Options	2,476,603		2,476,603	24.77%			2,476,603	17.62%
Unissued/Remaining Reserve	160,290		160,290	1.60%	542,547		702,837	5.00%
Series A Investors								
ZenniHome CF LLC						702,839	702,839	5.00%
Reg. D Investors						2,811,357	2,811,357	20.00%
TOTAL	**7,600,000**	**2,400,000**	**10,000,000**	**100%**		**3,514,196**	**14,056,743**	**100%**
		2,636,893						
Series A Pre Money Valuation	$75,000,000							
Series A Price Per Share	$7.1140							
Post Money Valuation	$75,000,000	*Check*	*$99,999,669.70*					
Reg. CF Investor Shares	702,839							
Reg. D Investor Shares	2,811,357							
Closing Date Wires								
Investor	**Investment Amount**	**Shares**						
ZenniHome CF LLC								
Other								
Total	**$0.00**	**0**						
Authorized Common Stock	14,700,000							
Authorized Series Seed Preferred Stock	2,400,000							
Authorized Series A Preferred Stock	3,514,196							
Authorized Preferred Stock	5,914,196							
Authorized Total Stock	20,614,196							

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

EXHIBIT I

FINANCIAL STATEMENTS

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Shareholders of:
ZenniHome Holdings, Inc.
Salt Lake City, Utah

Opinion

We have audited the accompanying consolidated financial statements of ZenniHome Holdings, Inc. and subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2022, the consolidated related statements of operations, shareholders' equity, cash flows for the year ended December 31, 2022 and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZenniHome Holdings, Inc. as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ZenniHome Holdings, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ZenniHome Holdings, Inc.'s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ZenniHome Holdings, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ZenniHome Holdings, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The Schedule of General and Administrative Expenses (Schedule I) is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kimberlin Company, PLLC

Chandler, Arizona
April 11, 2023

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS		2022
CURRENT ASSETS		
Cash	$	228,118
Accounts receivable		50,000
Inventory		4,809,685
Prepaid expenses		51,031
TOTAL CURRENT ASSETS		5,138,834
PROPERTY AND EQUIPMENT, NET		1,496,001
OTHER ASSETS		
Deferred tax asset		1,005,000
Operating lease right-of-use asset, net		13,534
TOTAL OTHER ASSETS		1,018,534
TOTAL ASSETS	$	7,653,369

LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	1,690,598
Accounts payable - related party		7,200
Accrued expenses		58,993
Customer deposits		2,016,491
Financing leases - current		97,264
Notes payable - current		70,532
Notes payable - related party - current		60,486
TOTAL CURRENT LIABILITIES		4,001,564
LONG-TERM LIABILITIES		
Financing leases		292,173
Notes payable		270,798
Notes payable - related party		20,070
TOTAL LONG-TERM LIABILITIES		583,041
TOTAL LIABILITIES		4,584,605
SHAREHOLDERS' EQUITY		
Common stock, $.231636 par value, 4,963,107 shares authorized, 7,363,107 issued and outstanding		1,149,632
Options and restricted stock units, $.00 par value, 2,636,893 shares authorized, 2,476,603 issued and outstanding		-
Preferred stock - $2.50 par value per share, authorized, issued, and outstanding 2,400,000 shares		6,000,000
Retained earnings		(4,080,868)
TOTAL SHAREHOLDERS' EQUITY		3,068,764
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	7,653,369

The Accompanying Notes are an Intregal Part of these Consolidated Financial Statements.

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
General and Administrative Expenses	$ 4,049,951
Other income (expense)	
Interest expense	(18,844)
Miscellaneous income	2,539
Total other income (expense)	(16,305)
Loss before provision for income taxes	(4,066,256)
Benefit for income taxes	1,005,000
Net loss	(3,061,256)

The Accompanying Notes are an Intregal Part of these Consolidated Financial Statements.

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

| | Common stock, par value $.231636 | | | Options and Restricted Stock Units, par value $.00 | | | Preferred stock, par value $2.50 | | | LLC Contributions | Retained Earnings | Total |
| | Shares | | | Shares | | | Shares | | | | | |
	Authorized	Issued and Outstanding	Common Stock	Authorized	Issued and Outstanding	Common Stock	Authorized	Issued and Outstanding	Preferred Stock			
Balances, December 31, 2021	-	-	$ -	-	-	$ -	-	-	$ -	$ -	$ (2,980)	$ (2,980)
LLC Contributions	-	-	-	-	-	-	-	-	-	933,000	-	933,000
Conversion	4,963,107	4,963,107	1,149,632	-	-	-	320,000	320,000	800,000	(933,000)	(1,016,632)	-
Shares issued	2,400,000	-	-	2,636,893	2,476,603	-	2,080,000	2,080,000	5,200,000	-	-	5,200,000
Net loss	-	-	-	-	-	-	-	-	-	-	(3,061,256)	(3,061,256)
Balances, December 31, 2022	7,363,107	4,963,107	$ 1,149,632	2,636,893	2,476,603	$ -	2,400,000	2,400,000	$ 6,000,000	$ -	$ (4,080,868)	$ 3,068,764

The Accompanying Notes are an Intregal Part of these Consolidated Financial Statements.

5

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (3,061,256)
Adjustments to reconcile net loss to net cash used by operations	
Depreciation	148,021
Amortization on right-of-use assets	3,267
Deferred income tax	(1,005,000)
(Increase) decrease in:	
Accounts receivable	(50,000)
Prepaid expenses	(45,978)
Inventory	(4,809,685)
Deposits	278,118
Right-of-use asset	(16,801)
Increase (decrease) in:	
Accounts payable	1,512,303
Accounts payable - Related party	(101,578)
Customer deposits	2,016,391
Accrued expenses	49,343
NET CASH USED BY OPERATING ACTIVITIES	(5,082,855)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property & equipment	(538,280)

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings on note payable - related party	48,530
Repayments on note payable - related party	(211,453)
Repayments on finance leases	(50,782)
Repayments on note payable	(102,313)
Proceeds from issuance of preferred stock	5,200,000
Contributions	933,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,816,982
NET CHANGE IN CASH	195,847
CASH AT BEGINNING OF YEAR	32,271
CASH AT END OF YEAR	$ 228,118

SUPPLEMENTAL DISCLOSURES:

Interest paid	$ 18,844
NONCASH INVESTING AND FINANCING ACTIVITIES:	
Purchase of debt financed equipment	$ 927,521
Conversion of equity to common stock	$ 1,149,632
Conversion of equity to preferred stock	$ 800,000

The Accompanying Notes are an Intregal Part of these Consolidated Financial Statements.

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

Organization and Operations

ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. a Delaware Corporation was formed in March 2022. ZenniHome Holdings, Inc. was organized as a holding company for ownership interests in its subsidiary entities described below.

ZenniHome, LLC

ZenniHome, LLC is an Arizona limited liability company established November 15, 2019 to produce factory built housing. The Company is in the business of manufacturing factory built residential housing units with the latest in digital and robotic technologies to transform each unit's smaller footprint space into that of a larger, more expansive home and with the latest environmental power, water, and waste management technologies to significantly reduce each unit's occupancy costs over the home's lifetime. The Company has registered and been granted authority to transact business in the State of Utah as a foreign limited liability company. The Company is licensed by the Arizona Department of Housing as a M-9A Manufacturer of Factory-Built Buildings (License #8910) and a D-10 Retailer dealer of FBBs (License #9012). The Company is governed by its Articles of Organization filed with the Arizona Corporation Commission on November 15, 2019 in File No. 23037759, as amended, and the Arizona Limited Liability Company Act (A.R.S § 29-3101 et seq.)

ZenniHome Logistics, LLC

ZenniHome Logistics, LLC, is an Arizona limited liability company organized under the laws of the State of Arizona in October 2021. ZenniHome Logistics, LLC was formed for ZenniHome unit sales with the Navajo people and to lease factory assets from the Navajo Nation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

ZenniHome Holdings, Inc. and its subsidiaries (collectively, the "Company") use the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This method generally recognizes revenues as earned and expenses as incurred.

Principles of Consolidation

The consolidated financial statements include the accounts of ZenniHome Holdings, Inc., ZenniHome, LLC, and ZenniHome Logistics, LLC. Intercompany balances and transactions are eliminated in consolidation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid instruments with original maturities at date of purchase of three months or less to be cash equivalents. The Company maintains cash balances at one financial institution. Interest bearing cash deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to a maximum of $250,000. At December 31, 2022, the Company had no cash balances in excess of the FDIC limits.

Inventory

Inventories consist primarily of raw materials used to construct housing units. Inventory is stated at the lower of cost or market.

Concentrations of Credit Risk

Financial instruments that subject the Company to potential concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have been deemed uncollectible. Management considered all accounts receivable as of December 31, 2022 to be fully collectible.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Costs of repairs and maintenance are charged to expense as incurred. Upon retirement or disposal of equipment, the costs and related depreciation are removed from the accounts, and any gain or loss is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation is accounted for using the straight-line method. Maintenance and repairs are charged to operations when incurred, whereas major improvements that extend the useful life of the related asset are capitalized as depreciable assets.

Deferred Taxes

The Company reports their deferred tax liabilities and deferred tax assets together as a single noncurrent item on the consolidated balance sheet. If incurred, interest and penalties related to unrecognized tax benefits will be included as interest expense and the accrued interest and penalties will be included with the tax liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Accounts Payable

Accounts payable consist of trade payables. These invoices are due on demand and are categorized as current liabilities.

Advertising Costs

Advertising costs are expensed as incurred. For the year ended December 31, 2022, there was approximately $97,000 in advertising costs.

Use of Estimates

Preparation of consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of accounts payable. The recorded values of accounts payables approximate their fair value based on their short-term nature.

Income Taxes

The Company is taxed as a "C" Corporation under the Internal Revenue Code. See footnote 8 for additional disclosures.

The Company's subsidiaries are limited liability companies and are recognized as a partnership for federal and state income tax purposes. All items of expenses are passed through to the related parties to report on their individual income tax returns.

Recently Issued Accounting Standards Updates

Effective January 1, 2022, the Company adopted FASB ASC 842, Leases. The new standard establishes a right of use (ROU) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. Leases with a term of less than 12 months will not record a right of use asset and lease liability and the payments will be recognized into profit or loss on a straight-line basis over the lease term. Adoption of the new guidance did not have a significant impact to the statement of operations or statement of changes in shareholders' equity or cash flows for the year ended December 31, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Operating and Financing Leases

The Company leases certain equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 11, 2023, the date the financial statements were available to be issued.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2022
Machinery and equipment	$ 986,457
Factory improvements	576,780
Software	43,000
Vehicles	37,785
	1,644,022
Accumulated depreciation	(148,021)
Property and equipment, net	$ 1,496,001

Depreciation expense for the year ended December 31, 2022 was $148,021.

NOTE 4 – INVENTORY

Inventory consisted of the following at December 31:

	2022
Model homes	$ 393,616
Raw materials	4,416,069
Total inventory	$ 4,809,685

NOTE 5 – NOTES PAYABLE

Long-term debt consisted of the following at December 31:

Note payable to a Company, monthly installments of $6,376, including interest at 6.50%, maturing September 2027. Note is collateralized by equipment.	$ 311,942
Note payable to a Company, monthly installments of $1,050, including interest at 0%, maturing April 2025. Note is collateralized by real property.	29,388
Total notes payable	341,330
Less - current portion	(70,532)
Long-term debt, less current portion	$ 270,798

The following summary of principle maturities on the notes payable at December 31:

Year ending December 31,	
2023	$ 70,532
2024	74,412
2025	70,155
2026	70,374
2027	55,857
Total notes payable	$ 341,330

NOTE 6 – LEASING ARRANGEMENTS

The Company has operating and financing leases for certain equipment. The leases have remaining lease terms of 1 year to 5 years. The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized for these leases on a straight-line basis over the lease term.

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 6 – LEASING ARRANGEMENTS (CONTINUED)

The following summarizes the line items in the balance sheets which include amounts for operating and finance leases as of December 31:

	2022
Operating Lease	
Operating lease right-of-use-assets	$ 16,801
Accumulated amortization	(3,267)
Right-of-use asset, net	13,534
Finance Leases	
Property and equipment	$ 540,601
Accumulated depreciation	(79,204)
Property and equipment, net	$ 461,397
Finance leases - current portion	$ 97,264
Finance leases - long-term	292,173
Total finance leases liabilities	$ 389,437

The following summarizes the weighted average remaining lease term and discount rate as of December 31:

	2022
Weighted Average Remaining Lease Term	
Operating lease	2.50 years
Financing leases	4.33 years
Weighted Average Discount Rate	
Operating lease	5.00%
Financing leases	8.85%

NOTE 6 – LEASING ARRANGEMENTS (CONTINUED)

The following is a schedule of future maturities for all lease liabilities as of December 31:

Financing Leases		
2023	$	122,421
2024		122,421
2025		122,421
2026		72,100
2027		10,508
Total minimum lease payments		449,871
Less - Amount representing interest		(60,434)
		389,437
Less - Current portion		(97,264)
Finance leases obligations, less current portion	$	292,173

The following summarizes the line items in the income statements which include the components of lease expense for the year ended December 31:

Operating leases costs:		
Amortization expense included in G&A expense	$	3,267
Finance leases costs:		
Amortization of lease assets included in depreciation	$	79,204
Interest on lease liabilities included in interest expense		8,176
Total finance costs	$	87,380

NOTE 7 – RELATED PARTY ACTIVITY

Accounts Payable

As of December 31, 2022, accounts payable to a shareholder was $7,200.

Consulting Expenses

During 2022, the Company entered into a consulting agreement with a Company that shares common ownership. During the year ended December 31, 2022, consulting fees of approximately $43,000 were paid to the related party.

NOTE 7 – RELATED PARTY ACTIVITY (CONTINUED)

Expenses

Expenses for meals, travel, business development and IT services for the Company are paid through NZ Legacy, LLC and then reimbursed from the Company. Total expenses incurred and reimbursed for the year ended December 31, 2022 were approximately $23,000.

Fixed Assets

The Company purchased fixed assets from a shareholder for $5,000 during the year ended December 31, 2022.

Note Payable

Related party debt consisted of the following at December 31:

Note payable to a Company with common ownership, monthly installments of $1,085, including interest at 3.50%, maturing August 2025. Note is collateralized by equipment.	$	32,206
Note payable to a Company with common ownership, including interest at 2.00%, with the outstanding balance due at maturing November 2023.		48,350
Total notes payable - related party		80,556
Less - current portion		(60,486)
Long-term debt, less current portion	$	20,070

The following summary of principle maturities on the notes payable – related party at December 31:

Year ending December 31,		
2023	$	60,486
2024		12,568
2025		7,502
Total notes payable - related party	$	80,556

NOTE 8 – INCOME TAXES

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The determination of current and deferred income taxes is a critical accounting estimate which is based on complex analyses of many factors including interpretation of federal and state income tax laws; the evaluation of uncertain tax positions; differences between the tax and financial reporting bases of assets and liabilities (temporary differences); estimates of amounts due or owed, such as the timing of reversal of temporary differences; and current financial accounting standards.

Additionally, there can be no assurance that estimates and interpretations used in determining income tax liabilities will not be challenged by federal and state taxing authorities. Actual results could differ significantly from the estimates and tax law interpretations used in determining the current and deferred income tax liabilities.

Consideration of whether a valuation allowance should be recorded against deferred tax assets is based on the likelihood that the benefits of the deferred tax assets will or will not ultimately be realized in future periods. In making such assessments, significant weight is to be given to evidence that can be objectively verified, such as recent operating results. However, additional consideration is also to be given to less objective indicators, such as future earnings projections and income tax planning strategies.

The Company has evaluated its deferred tax assets in accordance with these requirements. The amount currently reflected for deferred tax assets could be impacted by the Company's ability to meet its future earnings projections. During the year ended December 31, 2022, based on current and recent operating results and future projections, the Company did not record a valuation allowance against the deferred tax asset recorded on the balance sheet.

At December 31, 2022, the Company had available for carryforward approximately $4,000,000 of federal and state net operating losses.

The benefit for federal and state income taxes for the year ended December 31, 2022 is as follows:

	2022
Deferred benefit	$ 1,005,000

Components of the non-current benefit for income taxes were as follows:

	2022
Gross deferred tax assets	$ 1,005,000

NOTE 9 – SUBSEQUENT EVENT

Sales

During 2023, the Company signed a contract with a related party who shares ownership to produce ninety units for $10,500,000.

Capital Raising

ZenniHome Holdings Inc., intends to begin raising capital in April 2023, following approval of its Board of Directors and shareholders.

The Company plans to raise up to $25,000,000 in total from the sale of its newly-authorized Series A Preferred Stock at a $75,000,000 pre-money valuation. The Company will conduct three offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; and an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors.

While markets are always uncertain, the Company is aiming to complete the capital raise by December 2023 and raise sufficient capital to support its production operations, including raw material inventory purchases and additional labor shifts until the end of 2026, before seeking additional capital for production automation and factory expansion.

ZENNIHOME HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED SCHEDULE OF GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2022

	2022
Payroll expenses	$ 2,028,687
Office supplies	336,361
Consulting	258,022
Equipment rental	234,509
Payroll taxes	167,284
Insurance	160,721
Depreciation	148,021
Utilities	136,414
Legal fees	116,874
Advertising	96,900
Travel	88,211
Professional fees	84,216
Employee benefits	56,688
License and permits	40,212
Meals	34,572
Delivery, Freight, & Shipping	16,500
Janitorial services	15,534
Vehicles	8,831
Repair and maintenance	8,365
Charitable contributions	5,000
Amortization expense	3,267
Telephone	2,686
Bank fees	1,926
Dues and subscriptions	150
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 4,049,951

See Independent Auditor's Report
on Supplementary Information.

ZENNIHOME, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

EXHIBIT I

**FINANCIAL
STATEMENTS**

TABLE OF CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Members of:
ZenniHome, LLC
Salt Lake City, Utah

Opinion

We have audited the accompanying financial statements of ZenniHome, LLC, which comprise the balance sheet as of December 31, 2021, the related statement of income and changes in members' deficit, cash flows for the year ended December 31, 2021 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ZenniHome, LLC as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ZenniHome, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ZenniHome, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ZenniHome, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ZenniHome, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of General and Administrative Expenses (Schedule I) is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kimberlin Company, PLLC

Tempe, Arizona
April 4, 2022

Member American Institute of Certified Public Accountants / Arizona Society of Certified Public Accountants

7517 S. McClintock Dr., Suite 107, Tempe, Arizona 85283

ZENNIHOME, LLC
BALANCE SHEET
DECEMBER 31, 2021

ASSETS		**2021**
CURRENT ASSETS		
Cash	$	32,271
Prepaid expenses		5,053
TOTAL CURRENT ASSETS		37,324
CONSTRUCTION IN PROGRESS		178,401
OTHER ASSETS		
Deposits		278,118
TOTAL ASSETS	$	493,843
LIABILITIES & EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	178,295
Accounts payable - related party		108,778
Accrued expenses		9,650
Customer deposits		100
Note payable - related party		200,000
TOTAL CURRENT LIABILITIES		496,823
MEMBERS' DEFICIT		
Members'deficit		(2,980)
TOTAL LIABILITIES & MEMBERS' DEFICIT	$	493,843

The Accompanying Notes are an Intregal Part of these Financial Statements.

ZENNIHOME, LLC
STATEMENT OF INCOME AND CHANGES
IN MEMBERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021
General and Administrative Expenses	$ 692,310
NET LOSS	(692,310)
MEMBERS' EQUITY, beginning of year	78,638
Contributions	610,692
MEMBERS' DEFICIT, end of year	$ (2,980)

The Accompanying Notes are an Intregal Part of these Financial Statements.

4

ZENNIHOME, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(692,310)
Adjustments to reconcile net loss to net cash		
used by operations		
(Increase) decrease in:		
Prepaid expenses		(5,053)
Deposits		(182,353)
Increase (decrease) in:		
Accounts payable		161,168
Accounts payable - Related party		108,778
Customer deposits		100
Accrued expenses		9,650
NET CASH USED BY OPERATING ACTIVITIES		(600,020)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of construction in progress	(178,401)

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings on note payable	200,000
Contributions	610,692
NET CASH PROVIDED BY FINANCING ACTIVITIES	810,692

NET CHANGE IN CASH		32,271
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	32,271

The Accompanying Notes are an Intregal Part of these Financial Statements.

ZENNIHOME, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

ZenniHome, LLC (the "Company") is an Arizona limited liability company established to produce factory built housing. The Company is in the business of manufacturing factory built residential housing units with the latest in digital and robotic technologies to transform each unit's smaller footprint space into that of a larger, more expansive home and with the latest environmental power, water, and waste management technologies to significantly reduce each unit's occupancy costs over the home's lifetime. The Company has registered and been granted authority to transact business in the State of Utah as a foreign limited liability company. The Company is licensed by the Arizona Department of Housing as a M-9A Manufacturer of Factory-Built Buildings (License #8910) and a D-10 Retailer of FBBs (License #9012). The Company is governed by its Articles of Organization filed with the Arizona Corporation Commission on November 15, 2019 in File No. 23037759, as amended, and the Arizona Limited Liability Company Act (A.R.S § 29-3101 et seq.)

The Company has a single member and does not have a written operating agreement. As of December 31, 2021, the equity of the Company's sole member included capital contributions of $1,016,632. The member's capital contributions are comprised of participating capital of $405,940 and additional capital contributions of $610,692.

The Company's member has no obligation to contribute additional amounts of capital to the Company (A.R.S § 29-3403). The Company's member is not personally liable for the debts, obligations or liabilities of the Company (A.R.S § 29-3303). The Company has a wholly owned subsidiary, ZenniHome Logistics LLC, an Arizona limited liability company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Income Taxes

The Company is a limited liability company and is recognized as a partnership for federal and state income tax purposes. All items of expenses are passed through to the related parties to report on their individual income tax returns. Therefore, the Company pays no income tax.

Cash and Cash Equivalents

For financial statement purposes, the Company considers all highly liquid instruments with original maturities at date of purchase of three months or less to be cash equivalents. The Company maintains cash balances at one financial institution. Interest bearing cash deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to a maximum of $250,000. At December 31, 2021, the Company had no cash balances in excess of the FDIC limits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Costs of repairs and maintenance are charged to expense as incurred. Upon retirement or disposal of equipment, the costs and related depreciation are removed from the accounts, and any gain or loss is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation is accounted for using the straight-line method. Maintenance and repairs are charged to operations when incurred, whereas major improvements that extend the useful life of the related asset are capitalized as depreciable assets.

Accounts Payable

Accounts payable consist of trade payables. These invoices are due on demand and are categorized as current liabilities.

Advertising Costs

Advertising costs are expensed as incurred. For the year ended December 31, 2021, there was approximately $109,000 in advertising costs.

Use of Estimates

Preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist of accounts payable. The recorded values of accounts payables approximate their fair value based on their short-term nature.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition and disclosure through April 4, 2022, the date the financial statements were available to be issued.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2021
Construction in progress	$ 178,401

ZENNIHOME, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 4 – RELATED PARTY ACTIVITY

Accounts Payable

During 2021, the Company was engaged in transactions with an entity related through common ownership, NZ Legacy, LLC. Total amounts owed to this related party at December 31, 2021 were $108,778.

Note Payable

During 2021, the Company obtained a note payable from an owner of the Company for $200,000. The note payable includes interest at 2.00% and matures March 31, 2022, at which point the loan will convert to preferred shares in the Company. The balance of the note payable at December 31, 2021 was $200,000.

Payroll

Payroll is paid through Novo BioPower, LLC, which shares common ownership. Amounts paid are reimbursed each pay period. Total expenses incurred and reimbursed for the year ended December 31, 2021 was approximately $51,000.

Expenses

Expenses for deposits, meals, travel, business development and IT services for the Company are paid through NZ Legacy, LLC and then reimbursed from the Company. Total expenses incurred and reimbursed for the year ended December 31, 2021 were approximately $123,000.

NOTE 5 – SUBSEQUENT EVENT

During 2022, the Company will merge with ZenniHome Holdings, Inc. a Delaware Corporation. Common stock issued at the date of the merger will be held by initial members the company. New investors and initial members of the Company will own up to $6,000,000 of seed preferred stock.

ZENNIHOME, LLC
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021
Consulting	$ 278,472
Professional fees	171,718
Advertising	108,992
Legal fees	59,208
Office supplies	36,663
Travel	30,538
Meals	2,856
License and permits	2,507
Bank fees	897
Insurance	459
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 692,310

See Independent Auditor's Report
on Supplementary Information.

EXHIBIT J – ADDITIONAL DISCLOSURES

1. The Company has promised but not yet formally granted options to purchase an aggregate of up to 114,356 shares of Common Stock under the Stock Plan to certain Company service providers.

2. The Company owns the following subsidiaries:

Name	Jurisdiction of Formation	Security holders
ZenniHome LLC	Arizona	100% wholly-owned by the Company
ZenniHome Logistics LLC	Arizona	100% wholly-owned by ZenniHome LLC

3. The Company has the following patents and outstanding patent applications:

Matter Code	Application Type	Title	Serial Number	Filing Date	Status
08175.0001US01	Trademark	ZenniHome	88/808,116	2020-02-24	Allowed
08175.0002US01	Provisional Patent	Factory Built Home System	63/190,406	2021-05-19	Expired
08175.0002US02	Non-Provisional Patent	Factory Built Home System	17/748,444	2022-05-19	Pending
08175.0002US03	Provisional Patent	Factory Built Home System	63/343,953	2022-05-19	Pending
08175.0003US01	Trademark	Origami Bird (Design)	90/874,412	2021-08-10	Pending
08175.0004US01	Copyright	Origami Bird (Design)	VA 2-270-998	2021-08-12	Registered
08175.0005US01	Trademark	Living Transformed	97/414,077	2022-05-17	Pending
08175.0006US01	Trademark	Zencity	97/414,088	2022-05-17	Pending

4. Below are agreements to which the Company is a party or by which it is bound that involves obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000:
    a. Supply Contract, by and between the ZenniHome LLC and DT MESA HOLDCO LLC, dated January 1, 2023.
    b. Equipment Finance Agreement 001 0860 655-500, by and between ZenniHome LLC and Huntington National Bank, dated June 15, 2022.
    c. Equipment Schedule Loan Agreement, by and between ZenniHome LLC and Wells Fargo Equipment Finance, dated August 30, 2022.
    d. The Company has a verbal agreement with Bob Worsley, where Mr. Worsley will receive a 1.5% commission on multi-unit development projects where Mr. Worsley is the salesperson. This agreement will be included in Mr. Worsley's employment agreement, which will be executed at a later date (the "**Worsley Commission Agreement**").
    e. The Company has a verbal agreement with Trevor Barger, where Mr. Barger will receive a 1.5% commission on multi-unit development projects where Mr. Barger is the salesperson. This agreement will be included in Mr. Barger employment agreement, which will be executed at a later date (the "**Barger Commission**

Agreement" and, with the Worsley Commission Agreement, the "**Commission Agreements**").

5. The Company has incurred the below indebtedness for money borrowed, individually in excess of $100,000 or in excess of $200,000 in the aggregate:
   a. Equipment Finance Agreement 001 0860 655-500, by and between ZenniHome LLC and Huntington National Bank, dated June 15, 2022.
   b. Equipment Schedule Loan Agreement, by and between ZenniHome LLC and Wells Fargo Equipment Finance, dated August 30, 2022.
   c. Third Amendment to Purchase Order, by and between ZenniHomeLLC and ORI Inc., dated April 1, 2022.
   d. Purchase Invoice (2540404 and 253376), by and between ZenniHome LLC and Cemco, dated Aug 16, 2022 and June 21, 2022.
   e. Purchase Order (Span3600), by and between ZenniHome LLC and SPAN.IO, dated December 2, 2022.
   f. Multiple Advance Promissory Note between ZenniHome LLC and ROBERT M. WORSLEY, as Trustee of the Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1998, as amended and CHRISTI WORSLEY as Trustee of the Robert M. Worsley and Christi M. Worsley Revocable Trust, dated July 28, 1998, as amended, dated November 29, 2022, which is capped at $2,000,000 (the "**Worsley Note**").

6. In addition to (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Company's Board of Directors, and (iii) the purchase of shares of the Company's capital stock and the issuance of options to purchase the Company's Common Stock, in each instance, approved in the written minutes of the Board of Directors, the Company has the following agreements between the Company and its officers, directors, or consultants:
   a. Reference is made to the Commission Agreements defined herein.
   b. The Company has a verbal agreement with Espiritu Loci, where services are being purchased on a time and materials basis. Trevor Barger is the majority owner of Espiritu Loci.
   c. Letter Agreement, by and between the Company and Caliber Tax-Advantaged Opportunity Zone Fund, L.P. ("**Caliber**"), dated March 30, 2022; and additional Letter Agreement by and between the Company and Caliber, dated as of the initial sale and issuance of Series A Preferred Stock of the Company.
   d. Opportunity Zone Compliance and Indemnification Agreement, by and between the Company and Caliber, dated March 30, 2022.
   e. Reference is made to the Worsley Note defined herein.

7. Trevor Barger is the majority owner of Espiritu Loci, a vendor to the Company.
8. The Company's factory is on land owned by the Navajo Nation pursuant to a lease that expires in December 2023. The Company and the Navajo Nation have negotiated a new, 75-year lease which has been approved by agencies of the Navajo Nation and signed by the Company, but has not yet been signed by the President of the Navajo Nation. Should the discussions fall through without a long-term lease the Company would be required to move its factory, which would entail significant cost and disruption. Further, if the Company is forced to move its factory and cannot find another acceptable location within a qualified opportunity zone, it could also cause the Company to become liable to some investors for the loss of tax benefits. The Company has identified several other locations within qualified opportunity zones that it believes would be suitable..